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                     THIS DOCUMENT IS IMPORTANT AND REQUIRES
                            YOUR IMMEDIATE ATTENTION

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                        VIATEL HOLDING (BERMUDA) LIMITED

                      Notice of Special General Meeting in
                       connection with Proposed Financing

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A notice convening the Special General Meeting of Viatel Holding (Bermuda)
Limited to be held on April 6, 2004 at 11:00 am at the offices of Appleby Spurling & Kempe, Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda is enclosed with this document.

Your attention is drawn in particular to the letter from the Chairman of Viatel Holding (Bermuda) Limited set out in Part I of this document.

PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN ACCORDANCE WITH THE PRINTED INSTRUCTIONS THEREON AS SOON AS POSSIBLE BUT, IN ANY EVENT, SO AS TO BE DELIVERED BY MAIL TO SHAREOWNER SERVICES, PO BOX 64873, SAINT PAUL MN 55164 9397 OR BY FAX TO SHAREOWNER SERVICES, ATTENTION PROXY DEPARTMENT (FAX NUMBER +1 651 450 4026) NO LATER THAN 24 HOURS BEFORE THE TIME FIXED FOR THE SPECIAL GENERAL MEETING.

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                                    CONTENTS

                                                                              Page
                                                                              ----
PART I       Letter from the Chairman of Viatel Holding (Bermuda) Limited       3

PART II      Summary of the Proposed Financing                                 15

PART III     Rights of the Special Share and Bye-Law Amendments                29

PART IV      Definitions                                                       33

Term Sheet                                                                     36

PwC Fairness Opinion                                                           65

Notice of Special General Meeting                                              69

                 TIMETABLE OF EVENTS
                 -------------------
Record Date for Special General Meeting                                February 19, 2004

Latest time and date for receipt of proxies for use in
connection with the Special General Meeting                    11:00 am on April 5, 2004

Special General Meeting                                        11:00 am on April 6, 2004

Expected closing of Proposed Financing                            Second Quarter of 2004

All times are local time in Bermuda.

PART I - LETTER FROM THE CHAIRMAN OF VIATEL HOLDING (BERMUDA) LIMITED

VIATEL HOLDING (BERMUDA) LIMITED
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda
www.viatel.com                                                     March 5, 2004

To the Shareholders of Viatel Holding (Bermuda) Limited

Dear Shareholder:

Enclosed with this letter you will find a notice of a Special General Meeting of the Company to be held at the offices of Appleby Spurling & Kempe, Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda on April 6, 2004, at 11.00 am.

All definitions used in this letter have the meanings set out under "Definitions" at the end of this document.

The SGM has been convened to consider and, if thought fit, approve various Resolutions, details of which are set out in the notice of the SGM. All of the Resolutions relate to a proposed U.S. $50-$60 million financing of the Company - the Proposed Financing - through a private transaction with an identified group of Investors. The successful conclusion of the Proposed Financing is conditioned upon, among other things, the adoption by the Shareholders of the Resolutions.

The purpose of this document is to provide Shareholders with details of the Proposed Financing, to explain why the Board (acting through its Financing Committee) consider the Proposed Financing to be in the best interests of the Shareholders as a whole, and accordingly to recommend that you approve and vote in favour of the Resolutions.

I URGE YOU TO READ THIS DOCUMENT. FAILURE TO ADOPT THE RESOLUTIONS MAY RESULT IN THE PROPOSED FINANCING NOT BEING CONSUMMATED. IN THIS EVENT, IT IS LIKELY THAT WE WOULD BE REQUIRED TO CEASE OPERATIONS IN THE SECOND QUARTER OF 2004. ACCORDINGLY YOUR VOTE IS VERY IMPORTANT AND I WOULD ASK THAT YOU COMPLETE, SIGN AND RETURN THE FORM OF PROXY AS SOON AS POSSIBLE.

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                                                                               4

THE NEW VIATEL BUSINESS PLAN

As I stated at the Annual General Meeting in December 2003, operating and financial conditions in our industry have been and remain extremely difficult.

Nonetheless we have made real progress. Much work has been done to enable the Company to re-emerge as a competitor in the European telecommunications market. We have put in place a highly-regarded senior management team led by Lucy Woods and the team have begun to implement a new business plan based on detailed market analysis, in particular of the European "mid sized" corporate business sector. The plan provides for the roll-out of an enhanced and attractive range of products and services we believe to be capable of commanding improved revenues.

Our intention is to focus, in particular, on the sale and provision of IP connectivity and IP value added services such as IPVPN, Ethernet, Leased Lines, Security Services, Managed Hosting, DSL, Dark Fibre, Wavelengths, IP transit and Dedicated Internet Access.

Additionally, we anticipate expanding the geographic scope of our operations. Currently our business is concentrated in the United Kingdom and Switzerland; our business plan contemplates expansion into other European countries during the next twelve months.

As the business grows, we expect to generate sufficient income and margins to cover the costs of our network, thereby safeguarding the network as a strategic and potentially valuable asset for the future.

BASED ON OUR BUSINESS PLAN, INCLUDING SUBSEQUENT REVISIONS, THE BOARD ANTICIPATES THAT THE COMPANY'S GROUP OPERATIONS SHOULD BECOME CASH FLOW POSITIVE IN THE LAST QUARTER OF 2005 - providing a base for the long term profitability and solvency of the Company, and potential for return on investment to all Shareholders. UNTIL THIS TIME, HOWEVER, WE EXPECT TO CONTINUE TO BE A NET USER OF CASH. IN THE ABSENCE OF SIGNIFICANT ADDITIONAL FUNDING, WE BELIEVE THAT WE HAVE INSUFFICIENT CASH RESERVES TO ENABLE US TO OPERATE BEYOND THE SECOND QUARTER OF 2004.

Successful implementation of the business plan will be dependent, among other things, on:

     - successful financing to fund the Company whilst it is experiencing negative cash flow;

     - demand for services and connectivity from mid-sized corporate and wholesale customers occurring in line with market analyst expectations;

     - attracting sufficient customers to deliver the predicted level of revenues and margins; and

     -    our ability to control network and other costs.

Our requirement for additional financial resources has been an assumption underlying the business plan since its adoption by the Board on August 11, 2003. Even before this time, our senior management had initiated discussions with potential investors seeking funding for the business plan.

In September 2003, with assistance from a UK investment bank, we explored various financing alternatives and identified potential investors. We then approached a large number and diverse range of financial institutions both in the United Kingdom and in the United States. Please see PART II - SUMMARY OF THE PROPOSED FINANCING for further detail as to the activity undertaken in this respect and the alternative financing arrangements considered by the Company.

In connection with the Company's efforts to obtain financing, our Board established an independent Financing Committee composed of Board members having no relationship with any potential investor (whether an existing Shareholder or otherwise). The principal purpose of the Financing Committee has been to evaluate the Company's various financing alternatives on an arm's length basis. The establishment of the Financing Committee, comprising Dennis Belcher, Kevin Power, Lucy Woods and myself, was formalized by written Directors' resolution dated November 5, 2003.

FACTORS CONSIDERED BY THE FINANCING COMMITTEE

In evaluating the Company's financing options/requirements, the Financing Committee has considered a number of factors including:

     - current and projected market conditions in the telecommunications industry;

     - the business plan projection that the Company should be able to become cash flow positive in the last quarter of 2005, subject to sufficient funding;

     - the likely minimum amount of funding required to fund the business plan, given existing revenues/cash reserves;

     - given existing revenues/cash reserves, the fact that, absent additional financing, the Company would likely be forced to discontinue operations in the second quarter of 2004;

     - other alternatives to pursuing the business plan, including sales of the network or of the Company itself, or of solvent liquidation;

     - the comparative increase in the Company's financial resources potentially provided by each financing proposal obtained by the Financing Committee;

     - the need for sufficient funding to enable the Company to attract long-term contracts with customers who are of necessity concerned as to our long term solvency;

     - the extent to which the terms of any financing, in particular proposed security arrangements, negative pledge restrictions and governance rights, might impede the Company from raising additional third party funding as and when required to support our business operations;

     - the implications of any financing proposal on the control of the Company;

     - the potential availability and adequacy of alternative financing terms; and

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                                                                               6

     -    the impact on all Shareholders of specific financing terms.

REFLECTING THE CURRENT CLIMATE FOR NEW INVESTMENT IN THE TELECOMMUNICATIONS SECTOR, OUR INTENSIVE FUND-RAISING EFFORTS RESULTED IN A VERY LIMITED NUMBER OF BONA FIDE FUNDING PROPOSALS BEING RECEIVED BY THE FINANCING COMMITTEE.

AFTER DETAILED CONSIDERATION OF THE AVAILABLE ALTERNATIVES, AND TAKING INTO ACCOUNT THE FACTORS LISTED ABOVE, AS WELL AS OTHER MATTERS, THE FINANCING COMMITTEE HAS SELECTED THE PROPOSED FINANCING AS THE ONE WHICH IT BELIEVES TO BE IN THE BEST INTERESTS OF THE COMPANY AND OF OUR SHAREHOLDERS.

PROPOSED FINANCING

On February 9, 2004, the Company and the Investors executed a Term Sheet setting forth the principal terms of the Proposed Financing; the Term Sheet is included in full at the end of this document. Following execution of the Term Sheet, the Company and the Investors commenced preparation and negotiation of the Definitive Documents. The Financing Committee also proceeded forthwith to instruct the international accountancy practice, PricewaterhouseCoopers LLP ("PwC"), to prepare a fairness opinion as to the Proposed Financing. The receipt of such an opinion, satisfactory to the Board, had been made, at the request of the Company, a condition to Closing. Please see FAIRNESS OPINION below; a copy of the fairness opinion is included at the end of this document.

As currently contemplated under the Term Sheet, the Company would receive U.S. $50 million at Closing in consideration of its issuing senior convertible debt securities to the Investors - the Notes - with the possibility of a total investment of up to U.S. $60 million. Interest, at the rate of 8% per annum, would be compounded and payable semi-annually by way of additional Notes or, at the Company's option, in cash; the Notes would be due in 2014. The Notes would, at the option of the Noteholder, be convertible into Ordinary Shares upon the occurrence of certain specified "liquidity events", such as a change of control or an Initial Public Offering, or if not previously converted, after the ninth anniversary of issuance. Upon conversion of the Notes, persons previously holding Notes would hold a significant majority of the Ordinary Shares. Both prior to and following conversion, material corporate actions will effectively require the consent of the Investors or their transferees. Specifically, major corporate actions occurring before the Conversion Date will require the approval of the Majority Noteholder. Major corporate actions occurring after the Conversion Date will require the approval of the Qualified Shareholders. At the time of Closing, Morgan Stanley & Co., Incorporated ("Morgan Stanley") will be the Majority Investor and, as such, will at that time be in a position to determine the outcome of any vote that is required of the Noteholders. In addition, based on the relative principal amounts of notes expected to be purchased by the various Investors at Closing, immediately following the Conversion Date, Morgan Stanley will be in a position to determine the outcome of any vote of the Qualified Shareholders assuming it has not disposed of Notes or shares acquired upon conversion thereof, and no further shares are issued by the Company, other than upon conversion of Notes.

It is a condition of the Proposed Financing that our Chief Executive Officer, Lucy Woods, should, as at Closing, enter into an employment agreement on terms satisfactory to the Investors. It is also contemplated that, as at or shortly after Closing, there will be established an equity compensation plan for the benefit of senior management. Whilst the terms of such plan are yet to be finalized, it is contemplated that this plan will provide for a variable range of ownership of the Company by participants in the plan, with a potential maximum aggregate ownership by plan participants of 10% of the Company's equity, where the value of the Company is $350 million or more. Additionally, it is now intended that Lucy Woods will, as a requirement of the Investors, herself participate in the Proposed Financing through the purchase of Notes in aggregate principal amount of up to U.S. $600,000, with a minimum aggregate principal amount of U.S. $250,000.

The Term Sheet itself is non-binding, save as to matters such as indemnity, confidentiality, reimbursement of expenses, cooperation and exclusivity; for further detail, please refer to PART II - SUMMARY OF PROPOSED FINANCING. Whilst binding provision is made in the Term Sheet for the Company to negotiate exclusively with the Investors through May 9, 2004, provision is included to enable the Company to engage in discussions with potential third party investors in response to any unsolicited bona fide offer of investment which the Financing Committee, in conjunction with its financial/legal advisers, considers to be more favorable to the Company and our Shareholders than the terms of the Proposed Financing. The Term Sheet, including this provision, was publicly disclosed on February 9, 2004 and, as of March 5, 2004, the Company has not received any subsequent financing proposals.

The Investors comprise a group of U.S. financial institutions including Morgan Stanley which beneficially owns approximately 12.4% of the Ordinary Shares. Two of the five serving non-executive Directors, Thomas E. Doster, IV and Edward Greenberg, are senior executives of Morgan Stanley. These two Directors are not members of the Financing Committee and have recused themselves from any involvement on behalf of the Company in connection with the Proposed Financing.

Upon or shortly after Closing, the size of the Board is expected to be increased from six (including the one executive Director, Lucy Woods) to nine, through the appointment by the Investors of three new Directors. It is contemplated that two of these new Directors, while selected by the Investors, will be independent and not affiliates of any of the Investors. Thereafter, the Investors (or their transferees) will be given such rights as will effectively allow them to appoint such additional number of Directors as gives them control over the Board at any given time until the Rights Termination Date. Please see PART II - SUMMARY OF PROPOSED FINANCING for further detail in this respect.

THROUGH A COMBINATION OF THESE RIGHTS TO APPOINT, REMOVE AND REPLACE DIRECTORS, AND THEIR RIGHTS TO APPROVE/VETO MATERIAL CORPORATE DECISIONS, AS THE SAME ARE DESCRIBED IN MORE DETAIL IN INVESTOR RIGHTS/ISSUANCE OF SPECIAL SHARE BELOW, THE INVESTORS (AND THEIR TRANSFEREES) WILL, UNDER THE TERMS OF THE PROPOSED FINANCING, EFFECTIVELY ACQUIRE CONTROL OF THE COMPANY UNTIL THE RIGHTS TERMINATION DATE. FOLLOWING CONVERSION OF THE NOTES, EVEN AFTER THE RIGHTS TERMINATION DATE, THE INVESTORS AND THEIR TRANSFEREES WILL OWN A SUBSTANTIAL MAJORITY OF THE ORDINARY SHARES ASSUMING THAT THE COMPANY HAS NOT ISSUED SHARES OTHER THAN ON CONVERSION OF NOTES.

The Term Sheet and a related press release announcing the signing of the Term Sheet, were filed with the U.S. SEC on a Form 6-K of the Company dated February 9, 2004. Copies of this and other Company filings with the U.S. SEC are available on our website at www.viatel.com. Alternatively, you can access our U.S. SEC filings online at www.sec.gov. A detailed summary of the provisions of the Term Sheet - including a description of some of the likely effects of the Proposed Financing on Shareholders, notably the extent to which control of the Company will pass to the Investors or their transferees - is included in PART II - SUMMARY OF THE PROPOSED FINANCING. I would urge you to read this summary.

SINCE THE TERMS OF THE TERM SHEET RELATED TO THE PROPOSED SALE OF THE NOTES ARE NON-BINDING, NO ASSURANCE CAN BE GIVEN THAT THE PROPOSED FINANCING WILL BE CONSUMMATED, EVEN IF ALL OF THE RESOLUTIONS ARE ADOPTED BY THE SHAREHOLDERS. However, as noted in APPROVAL OF THE RESOLUTIONS below, the Resolutions if approved, will not be considered effective until and upon Closing.

USE OF PROCEEDS FROM PROPOSED FINANCING

We currently intend to use the net proceeds from the Proposed Financing as working capital, to cover ongoing operating expenses, debts and capital investments, and for general corporate purposes. Such funds are of vital importance to our efforts to continue the development and implementation of our business plan.

As of the Company's most recent forecast, the Company anticipates that such net proceeds will, together with projected cash flow from operations, provide the Company with adequate funding for these purposes through the end of 2005. By that time, assuming successful implementation of our business plan, the operations of the Company should have become cash flow positive.

ALTERNATIVES TO THE PROPOSED FINANCING

If the Company for any reason fails to consummate the Proposed Financing, we expect our financial resources to be insufficient to cover our anticipated cash requirements beyond the second quarter of 2004. Accordingly, we would require immediate additional outside financing to fund ongoing operations and to prevent the need to begin bankruptcy or other insolvency proceedings.

The ability to obtain such alternative financing should be considered in the light of the following limiting factors:

     - offers of alternative financing may not be available on a timely basis, on acceptable terms, or at all;

     - current market conditions in our sector are likely to limit opportunities for obtaining outside financing;

     - our intensive fund-raising efforts, begun in July 2003, have to date resulted in a very limited number of offers of financing;

     - even if offers of financing are made, given the likely need for lender due diligence/Bye-Law amendments to be passed at a Shareholders meeting and appropriate document negotiation, it is unlikely that any investment could be formally concluded in the time that would be available before we would be forced to commence bankruptcy or insolvency proceedings;

     - the Company is restricted under the Term Sheet from soliciting other financing proposals; and

     - even if, notwithstanding the above, we should be able to obtain alternative financing on a timely basis, the terms of such financing may be significantly less favorable to the Company or to the Shareholders than the terms of the Proposed Financing.

As noted, if alternative financing were not available, it would be likely that the Company would need to commence applicable bankruptcy/insolvency proceedings in the second quarter of 2004. GIVEN THE GEOGRAPHIC DISPERSION ACROSS A NUMBER OF EUROPEAN JURISDICTIONS OF THE BULK OF OUR NETWORK AND OTHER ASSETS, AND OF OUR TRADE CREDITORS, IT IS HIGHLY PROBABLE THAT ANY SUCH BANKRUPTCY/INSOLVENCY PROCEDURES COULD NOT BE STRUCTURED OR COORDINATED IN SUCH A WAY AS TO OFFER THE COMPANY ANY REALISTIC PROSPECT OF SURVIVAL THROUGH A CORPORATE OR FINANCIAL REORGANISATION AND/OR ANYTHING OTHER THAN A MINIMAL RETURN TO OUR SHAREHOLDERS.

SPECIAL GENERAL MEETING

It is a condition to the Proposed Financing that certain resolutions be adopted at a meeting of Shareholders. The SGM has therefore been convened so as to consider and, if thought fit, approve the Resolutions as set out in the notice of the SGM. In essence, the Resolutions provide for:

     -    an increase of the Company's authorized share capital;

     - the redesignation of one unissued Ordinary Share as a Special Share with designated voting and other rights; and

     -    certain specified amendments to the Bye-Laws.

Each of these is considered in turn.

Increase in authorized share capital

It is proposed that the share capital of the Company be increased by 150 million Ordinary shares, par value $0.01 each. This increase is designed to allow in particular for the issue of: (a) Ordinary Shares on conversion of the Notes; and
(b) Ordinary Shares pursuant to the equity compensation plan referred to in the Term Sheet and under PROPOSED FINANCING above.

Investor Rights/Issuance of Special Share

The Term Sheet provides for various rights to be conferred on the Investors and their transferees (as Noteholders and as holders of Ordinary Shares upon conversion), with respect, in particular, to their ability to appoint new Directors and to approve/veto the taking of certain material actions by the Company.

As noted above, as at or shortly after the Closing, it is contemplated that the size of the Board will be increased from six to nine with the appointment of two new independent directors and one further representative of the Investor group; the maximum size of the Board permitted under the Bye-Laws having been increased from seven to thirteen (see Bye-Law Amendments below). From and after the Closing, and until the Rights Termination Date, the Noteholders

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                                                                              10

and, after the Conversion Date, the Qualified Shareholders (and/or any of their transferees) will effectively be entitled to replace any of their existing Director appointees (other than the two newly appointed independent Directors) and/or appoint (and subsequently remove and replace) additional Directors until the Board reaches 13 in number, at which point the Noteholders or, as applicable, the Qualified Shareholders (and/or any of their transferees) would be entitled to appoint and/or replace 7 out of a total of 13 Directors.

The Noteholders or, as the case may be, Qualified Shareholders, will be granted certain prior approval/veto rights with respect to the Corporate Actions (as listed under the caption "Covenants" in the Term Sheet). Until the Conversion Date, the Corporate Actions shall require the consent of the holders of a majority of the principal amount of the Notes then outstanding. At the time of Closing, Morgan Stanley will be the Majority Investor and, as such, will at that time be in a position to determine the outcome of any vote that is required of the Noteholders.

After the Conversion Date, such Corporate Actions will generally require the approval of a majority of the Qualified Shareholders - being all holders of Ordinary Shares issued on conversion of the Notes. As with the right to appoint/remove Directors, these approval/veto rights would survive until the Rights Termination Date. Based on the relative principal amounts of Notes expected to be purchased by the various Investors at Closing, immediately following the Conversion Date, Morgan Stanley would be in a position to determine the outcome of any vote of the Qualified Shareholders, assuming it has not disposed of Notes or shares acquired upon conversion thereof and no further shares are issued by the Company other than upon conversion of Notes.

The above reflects a modification to the Term Sheet which had strictly provided that, following the Conversion Date, all of the Corporate Actions would (without any limitation in time) require the consent of a majority of the holders of the Ordinary Shares - thereby also including non-Qualified Shareholders. The Financing Committee have agreed to this modification on the basis that the control rights granted to the Investors - whether in respect of appointments to the Board or the approval of Corporate Actions - should sensibly be co-terminous, and that the modification also ensures certainty in the sense that a finite period will now apply to the requirement that Shareholder approval be obtained in respect of the Corporate Actions. In any event, assuming no further Ordinary Shares are issued by the Company other than pursuant to the conversion of the Notes, upon conversion of the Notes the Qualified Shareholders would own a majority of the Ordinary Shares.

In order to give effect to the proposed Investor rights under Bermuda law, it is proposed that a new single Special Share should be issued with the Notes either to a trustee or special purpose corporate vehicle acting on behalf of the Investors (and their transferees). The Special Share would be issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights contemplated under the Term Sheet, including those rights described above.

With respect to the taking of Corporate Actions, to the extent that any such Corporate Actions may, under Bermuda law, require the approval of the Shareholders in a general meeting, the Special Share would be granted weighted voting rights to ensure it could carry any relevant vote; to the extent that a vote of the Shareholders was not required by Bermuda law, such actions would be able to be taken with the consent alone of the holder of the Special Share.

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                                                                              11

Full details of the proposed rights to attach to the Special Share and the effect of such rights on the holders of Ordinary Shares, are set out in PART III
- RIGHTS OF THE SPECIAL SHARE AND BYE-LAW AMENDMENTS.

Bye-Law Amendments

Certain Bye-law amendments relating to the increase of the size of the Board and to the conferring of the voting rights referred to above, are also required in connection with the Proposed Financing. The specific proposed amendments are included in the notice of the SGM and are explained in PART III - RIGHTS OF THE SPECIAL SHARE AND BYE-LAW AMENDMENTS.

NEGOTIATION OF DEFINITIVE DOCUMENTS

As noted above - see PROPOSED FINANCING - following execution of the Term Sheet, the Company and the Investors have commenced the preparation and negotiation of the Definitive Documents. It is possible that during such negotiations, amendments to the Resolutions and/or approval of additional resolutions by the Shareholders may be required as a condition to Closing. In this respect, it should, without limitation, be noted that the Term Sheet provides for the veto/approval rights to be conferred on the Investors and their transferees with respect to the Corporate Actions, to apply equally to other "actions customarily restricted in a transaction of this nature". It is possible, therefore, that additional veto/approval rights may be proposed as attaching to the Special Share.

Any such amendments and/or additional resolutions would be proposed by the Chairman of the SGM in accordance with the provisions of the enclosed notice convening the SGM.

As provided for in the enclosed Form of Proxy, the Chairman will additionally have the authority to propose that the SGM be adjourned; such authority might be exercised if, amongst other circumstances, it is considered that an adjournment is appropriate in order to facilitate the business and purpose of the SGM as set out in this letter.

APPROVAL OF THE RESOLUTIONS

Shareholders listed as holders of Ordinary Shares as at the Record Date are being asked to approve each of the Resolutions in order to permit the Company to raise funds in the Proposed Financing. IF ANY RESOLUTION IS NOT APPROVED BY THE SHAREHOLDERS, THE COMPANY MAY NOT BE ABLE TO CONSUMMATE THE PROPOSED FINANCING THEREBY LIKELY CAUSING THE COMPANY TO CEASE OPERATIONS IN THE SECOND QUARTER OF 2004. ACCORDINGLY, YOUR VOTE IS VERY IMPORTANT. As provided in the notice of the SGM, the Resolutions will not be considered effective until and upon Closing.

The affirmative vote of a simple majority of the votes cast at the SGM will be required to approve each Resolution. The requisite quorum for the SGM is not less than two Shareholders, present in person or by proxy and entitled to vote, representing the holder(s) of 20% or more of the issued Ordinary Shares as at the Record Date.

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                                                                              12

DISSENTERS OR APPRAISAL RIGHTS

Under applicable Bermuda law, the Company's shareholders are not entitled to dissenters' or appraisal rights with respect to the approval of the Resolutions or the consummation of the Proposed Financing.

FAIRNESS OPINION

The Board has received a fairness opinion from the firm of PwC, an internationally recognized accounting firm with substantial experience in transactions similar to the Proposed Financing. A copy of the fairness opinion is included at the end of this document. PwC was engaged as an independent expert in this respect and, while a fee was payable in respect of the services provided by PwC, such fee was in no way contingent upon the Proposed Financing.

THE FAIRNESS OPINION STATES THAT, AS OF ITS DATE, THE PROPOSED FINANCING IS FAIR FROM A FINANCIAL POINT OF VIEW, TO THE COMPANY AND ITS SHAREHOLDERS.

CONCLUSION AND RECOMMENDATION

The purpose of the Proposed Financing is to permit the Company to survive the current very difficult market environment and to enable the Company to become cash-flow positive from ongoing operations.

ALL THE MEMBERS OF THE FINANCING COMMITTEE (ACTING ON BEHALF OF THE BOARD IN THIS RESPECT), CONSIDER THE PROPOSED FINANCING TO BE IN BEST INTERESTS OF SHAREHOLDERS AS A WHOLE AND ACCORDINGLY UNANIMOUSLY RECOMMEND YOU TO VOTE IN FAVOUR OF THE RESOLUTIONS.

ACTION TO BE TAKEN

You will find enclosed a Form of Proxy for use in connection with the SGM. WHETHER OR NOT YOU ARE PERSONALLY ABLE TO ATTEND THE SGM, PLEASE COMPLETE, SIGN, DATE AND RETURN THE FORM OF PROXY AS SOON AS POSSIBLE. Signing and returning the Form of Proxy will not prevent you from attending and voting in person at the SGM.

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                                                                              13

FURTHER INFORMATION

Your attention is drawn to the further information set out in Parts II through IV of this document.

Very truly yours,

/s/ Leslie Goodman
------------------
Leslie Goodman
Chairman

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                                                                              14

IMPORTANT

If your shares are registered in the name of a broker or bank, only your broker or bank can submit the proxy form on your behalf and only after receiving your specific instructions. In such circumstances, please contact the person responsible for your account and direct him or her to submit the enclosed proxy form on your behalf. If you have any questions about how to vote your shares, please call our proxy solicitor:

D.F King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call: (212) 269-5550
All Others Call Toll Free: (800) 290-6429

FORWARD LOOKING STATEMENTS

THIS DOCUMENT CONTAINS "FORWARD-LOOKING STATEMENTS" AS THE TERM IS DEFINED IN
SECTION 21E OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, INCLUDING STATEMENTS CONCERNING PLANS AND OBJECTIVES FOR FUTURE OPERATIONS, EVENTS OR PERFORMANCE AND UNDERLYING ASSUMPTIONS AND OTHER STATEMENTS WHICH ARE OTHER THAN STATEMENTS OF HISTORICAL FACT. ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. VARIOUS KNOWN OR UNKNOWN FACTORS COULD IN THE FUTURE CAUSE ACTUAL OUTCOMES TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN ANY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHER THINGS, OUR ABILITY TO CONCLUDE FINAL TERMS AS TO THE PROPOSED FINANCING, THE AVAILABILITY OF ALTERNATIVE FINANCING IN THE SHORT OR MEDIUM TERM, THE IMPACT OF THE PROPOSED FINANCING ON OUR ABILITY TO RAISE ADDITIONAL FUNDING, OUR ABILITY TO MAINTAIN A VIABLE CASH AND BALANCE SHEET POSITION OR TO REACH CASH BREAK-EVEN WITH OR WITHOUT THE PROPOSED FINANCING, OUR ABILITY TO MAINTAIN, OPERATE AND DEVELOP OUR NETWORK, AND OTHER UNFORESEEN FINANCIAL, LEGAL, OPERATIONAL OR TECHNICAL ISSUES. ANY SUCH FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE. WE UNDERTAKE NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENT IN LIGHT OF NEW INFORMATION OR FUTURE EVENTS.

PART II - SUMMARY OF THE PROPOSED FINANCING

BACKGROUND TO THE PROPOSED FINANCING

We emerged from bankruptcy in June 2002 as a Bermuda holding company.

In May 2003, we appointed Lucy Woods as our new Chief Executive Officer who, at the direction of the Board, undertook a comprehensive review of our business and strategic options, including an evaluation of financing alternatives.

Based upon her review, Mrs. Woods in conjunction with other senior management prepared a revised business plan, including strategies for the recovery of value in the Company, together with an operating budget, a preliminary draft of which was submitted to the Board in early July 2003 for review. The plan contemplated the need for significant third party financing to fund its implementation, over and above cash in hand.

On July 9, 2003, the Board considered the revised business plan, as well as other strategic options and the required funding for each; these options included a possible sale of the Company's network, of other Company assets or of the Company itself. The Board further determined that the Company should seek additional financing, with the first approaches for financing to be made to existing large shareholders. In the interim, the Board continued to consider the strategic options available to the Company. Between July 9 and July 16, 2003, our senior management gave investor presentations to a number of large shareholders including certain members of the Investor group.

On August 11, 2003, the Board selected a business plan option involving a combination of organic and inorganic growth and approved the plan for implementation. This plan forecast a funding requirement of over (pound)(British Pounds) 34 million (over U.S. $56 million, at the then applicable exchange rate) to finance the Company until it reached a cash flow positive operating performance and to ensure compliance with all applicable solvency requirements. Around this time, we also engaged U.S. legal counsel to advise the Company with respect to a potential financing.

During the remainder of August through the latter part of September 2003, we made presentations to other potential investors, and held a series of due diligence sessions at the Company's offices with certain shareholders.

Beginning September 29, 2003, working with the assistance of a UK investment bank, we identified a wider audience of investors and, over the course of the next several months, through December 2003, we contacted many potential investors, with detailed discussion taking place with a few.

On October 14, 2003, the Board approved in principle the establishment of a Financing Committee comprising those members of the Board who had no relationship with any potential investor (whether an existing shareholder or otherwise). It was the intent of the Board that the Financing Committee be formally established by written resolution of the Directors, in which would be set out the Committee's precise terms of reference. The Financing Committee, comprising Dennis Belcher, Leslie Goodman, Kevin Power, Lucy Woods, each a Director who satisfied the requirement of independence as set out above, was formally established by written Directors' resolution dated November 5, 2004. The terms of reference set out in the written resolution provided for the Financing Committee, among other things, to take all steps it considered necessary to prepare the Company for financing, to authorize the Company's senior management to negotiate with any potential investor on terms they reasonably believed to be in the best interests of the Company, to approve the final terms of any financing and to execute all documents required to complete any financing. The members of the Financing Committee met to review a draft term sheet which management proposed be provided to interested investors. The draft provided for the raising of up to U.S. $50 million, as well as proposing that the Company be permitted to seek further funding by way of debtor financing.

On October 15, and again on October 24, 2003, we held due diligence sessions with one of the members of the Investor group, at the Company's premises.

On October 17, 2003, a draft term sheet (setting out a request for funding of up to U.S. $50 million and the right to seek accounts receivable financing) was sent to potential investors.

On December 1, 2003, one of the parties with whom the Company had been in discussions since July 2003, notified the Company that it did not intend to invest new funds in the Company.

On December 10, 2003, we received a non-binding draft term sheet from members of the Investor group (other than Ahab Capital Management, Inc.) for the purchase of U.S. $25 million of 12% senior secured notes convertible into Ordinary Shares of the Company at U.S. $2 per share.

On December 12, 2003, we received a non-binding draft term sheet from a potential alternative investor (the "Alternative Investor") for the purchase of U.S. $15 million of 9% senior secured notes convertible into Ordinary Shares of the Company at U.S. $3 per share. The term sheet also provided for the issue to the Alternative Investor, on the closing of the transaction, of warrants to purchase, on a fully-diluted basis, 5% of the shares in the Company. Such warrants would be exercisable within 7 years, at an exercise price of $5 per share.

On December 12, 2003, the Board and the Financing Committee met to discuss the two term sheets received by the Company. The Financing Committee agreed that our Chief Executive Officer and Chief Financial Officer should meet with each of the potential financing groups in New York.

On December 15, 2003, we provided our initial comments on the Investor group term sheet to members of the Investor group. It was noted in particular that the proposed level of funding, at U.S. $25 million, was substantially below that required to fund our business plan. Additionally, in light of the proposed level of investment and the need to secure additional financing to fund the business plan, the governance provisions were objected to. Among other things, it was also noted that interest of 12% was too high.

On December 16, 2003, we provided our initial comments on the Alternative Investor term sheet to the Alternative Investor. It was noted in particular that the proposed level of investment, at U.S. $15 million, was also substantially below that required to fund the Company's business plan and that this was exacerbated by the fact that the term sheet specified that the funding could be used solely for the purpose of corporate acquisition. It was stated that, from the Company's perspective, it was therefore essential that either the Alternative Investor gave some commitment as to further financing or allowed the Company the ability to seek third party funding on commercially viable terms.

From December 18 to 20, 2003, our Chief Executive Officer and Chief Financial Officer accompanied by Company legal counsel attended meetings with both potential financing groups to negotiate improvements to the term sheets from the Company's perspective.

On December 24, 2003, we received a revised term sheet from the Alternative Investor reflecting substantially the same terms as previously presented, but allowing the Company the ability to secure third party funding of up to an additional U.S. $10 million financing, and allowing the proceeds of the investment to be used for general working capital requirements. The term sheet also permitted an additional accounts receivable financing facility of up to U.S. $10 million. Given the level of interest to date shown by third parties in seeking to commit funds to finance the Company, the Financing Committee considered that it would be unlikely that the Company would be able to secure any additional facility of the sort contemplated under the revised term sheet. It was also noted that, having consulted with a UK financial institution, it was considered that there was no realistic prospect of securing any accounts receivable financing in the region of U.S. $10 million.

On December 28, 2003, the Board met in Bermuda in preparation for the 2003 AGM and the Financing Committee was provided with an update on the status of fund-raising efforts by the Company, including notification of the inclusion of Ahab Capital Management, Inc. in the Investor Group. It was also noted that it was now expected that the Investor Group's term sheet would provide for an investment of up to U.S. $55 million and a floating conversion rate - with the conversion value to be determined by reference to the value of the Company upon a series of specified "liquidity events". It was noted that the floating conversion rate would offer the ability for those shareholders not participating in the funding to share in the upside of any increase in the value of the Company. The revised Alternative Investor term sheet was also considered. It was felt that while there had been improvements in the terms, it was still the unanimous view of the Financing Committee that, among other things, the proposed funding was insufficient for the purposes of the Company's business plan and that, given our experience in seeking to raise funds, it was unlikely that finding the additional funding within the timescales that would be required would be possible.

During January 2004, we contacted a number of additional potential investors, only one of whom indicated an intention to pursue discussions and signed a non-disclosure agreement and was delivered a copy of our business plan.

On January 15, 2004, we received a revised term sheet from the Investor Group increasing its investment from U.S. $25 million to U.S. $55 million, changing the conversion price from U.S. $2.00 per share to a floating conversion price based on the Company's equity value as described above, and reducing - in response to the Company's previous request - interest to 8%.

On January 18, 2004, the Financing Committee met to review each of the revised term sheets in detail and to consider next steps. It was determined that management should respond to each of the proposed term sheets in writing, and seek to receive best and final term sheets from each potential investor by January 23, 2004. This calendar target reflected the decision of the Financing Committee that, in light of the Company's forecast cash position, the financing process should be progressed with as much speed as possible.

On January 20, 2004, management responded formally to both revised term sheets. With respect to the Alternative Investor term sheet, included in the various points raised, was the concern that the proposed level of funding was not sufficient for the Company's purposes, and did not provide sufficient flexibility to allow the raising of funds from alternative sources. With respect to the Investor Group, a detailed mark-up was provided on the term sheet.

On January 22, 2004, we received a second revised draft term sheet from the Investor Group reflecting an investment of up to U.S. $60 million, a floating conversion price and various improved terms in response to our comments of January 20, 2004. No further revised term sheet was received from the Alternative Investor.

On January 23, 2004, the Financing Committee met to consider all available financing options. Both term sheets, as revised to date, were reviewed. Once again, the Financing Committee determined, with respect to the Alternative Investor term sheet, that, among other matters, the investment opportunity presented would be insufficient for the Company's projected funding and operational requirements to fully implement its business plan. After a detailed consideration of this issue and of the respective merits and disadvantages of both funding proposals, it was determined to proceed negotiating with the Investor Group. However, it was additionally agreed that, as one of the conditions to concluding any investment agreement with the Investor Group on the terms proposed, a fairness opinion as to the proposed transaction, satisfactory to the Board, would be obtained. It was agreed that PwC would be instructed to prepare a fairness opinion confirming, if appropriate, that the investment proposed by the Investor group was fair, from a financial point of view, to the Company and its Shareholders. Moreover, the Financing Committee understood that while the term sheet would prohibit further solicitation of financing proposals without the consent of the Investor Group, it would not prohibit the Company from negotiation with respect to unsolicited superior proposals that may be received.

On January 26, 2004, the Financing Committee met for another update by senior management on the progress of negotiations with the Investor Group.

On February 5, 2004, the Company received a further revised term sheet from the Investor Group which was reviewed and approved by the Financing Committee upon its determination that entering into the Term Sheet was in the best interests of the Company. This approval was subsequently ratified by written resolution of the Financing Committee.

On February 9, 2004, the Company and the Investor Group signed the Term Sheet. The Company issued a press release and filed a Form 6-K with the U.S. SEC.

INVESTMENT UNDER THE PROPOSED FINANCING

The Term Sheet contemplates purchases by the respective Investors set forth below of Notes in the respective principal amounts set forth opposite their names:

             INVESTOR                   AMOUNT (U.S.$)
             --------                   --------------
Morgan Stanley & Co., Incorporated       33.65 million
Ahab Capital Management, Inc.             3.35 million
CFSC Wayland Advisers, Inc.               3.00 million
Varde Partners, Inc. and affiliates      10.00 million
                                        --------------
Total                                    50.00 million

Based on the information made available to the Company by the respective Investors, the Company believes that as of the date the Term Sheet was signed, the respective Investors (or their affiliates) beneficially owned ordinary shares of the Company, par value U.S. $0.01 per share ("Ordinary Shares"), as set forth below:

             INVESTOR                   NUMBER OF SHARES     PERCENTAGE OF TOTAL
             --------                   ----------------     -------------------
Morgan Stanley & Co., Incorporated             1,329,689                    12.4%
Ahab Capital Management, Inc.                    200,000                     1.9%
CFSC Wayland Advisers, Inc.                      350,000                     3.3%
Varde Partners, Inc. and affiliates              767,569                     7.2%
                                        ----------------     -------------------
Total                                          2,647,258                    24.8%

PRINCIPAL TERMS OF THE PROPOSED FINANCING

Under the Proposed Financing, the principal terms of the Notes would be as follows:

Issuer

Viatel Holding (Bermuda) Limited.

Issue

8% Convertible Senior Secured Notes Due 2014.

Investment Amount

U.S. $50 million. Consideration is being given to a total Investment Amount of U.S. $60 million.

Interest

8% per annum, compounded semi-annually and payable semi-annually in additional Notes or, at the option of the Company, in cash.

Maturity Date

Tenth anniversary of issuance (the "Maturity Date").

Payment at Maturity

The outstanding principal amount under the Notes, along with any accrued and unpaid interest, will be payable in its entirety on the Maturity Date.

Conversion Rights

The Notes will be convertible into Ordinary Shares at the option of the Noteholders as follows:

     - upon the occurrence of a "Liquidity Event" (as defined under the caption "Liquidity Event" in the Term Sheet); or

     - if no Liquidity Event has occurred prior to such time, from and after the ninth anniversary of the closing date.

The conversion price (the "Conversion Price") at which Notes will be convertible will be:

     - determined by reference to the schedule attached as Annex A to the Term Sheet in the case of conversion upon the occurrence of a Liquidity Event other than a Liquidity Event described in clause (6) of the definition of Liquidity Event; and

     - in the case of conversion in the absence of a Liquidity Event, or in the event of a Liquidity Event described in clause (6) of the definition of Liquidity Event, equal to U.S. $0.75 (the "Base Conversion Price").

This Base Conversion Price also applies in the context of any other reference to a conversion price to be applied prior to a Liquidity Event. For example, it will be used for determining beneficial ownership of Ordinary Shares into which Notes may be converted.

As described in Annex A to the Term Sheet, except cases where the Base Conversion Price applies or conversion is triggered by the Liquidity Event defined in clause (6) of the definition of Liquidity Event, the Conversion Price will be determined by reference to the total equity value of the Company on a given date on a weighted average basis. The total equity value of the Company for these purposes is determined by agreement between the Noteholders and the Board of Directors of the Company (with affiliates of Noteholders who are members of the Board of Directors abstaining from deliberations and voting at the Board level) in accordance with the procedures described on Annex B to the Term Sheet (and, if no agreement is reached, by an independent third party selected by the disinterested Directors of the Board and the Noteholders).

Anti-dilution Adjustments

As described in the Term Sheet, the Notes will have the benefit of anti-dilution adjustments to the Conversion Price upon the occurrence of various events.

Company Exchange Right

At any time:

     - prior to the date that a majority of the initial principal amount of the Notes has been converted into Ordinary Shares (the "Conversion Date"), if there has occurred a Liquidity Event and the Company has received written consent to the exchange of all Notes from the holders of a majority of the principal amount of the Notes outstanding and held by Investors at the time of the receipt of such consent; or

     -    following the Conversion Date;

the Company shall be entitled, at its option and upon 30 days' prior written notice to holders of the Notes, to exchange the Notes in whole but not in part for Ordinary Shares at the then-applicable Conversion Price.

In the event of a "change of control" (as to be defined in the Definitive Documents), as described elsewhere in the Term Sheet, the exchange right will not become effective until after the Noteholders have had the opportunity to sell their Notes to the Company pursuant to the "Change of Control Put" provision of the Term Sheet, unless the Board of Directors has determined in good faith that the aggregate applicable "COC Put Price" that would be received by Noteholders could not reasonably be considered to be equal to or greater than the aggregate value of the Ordinary Shares that would be received by such Noteholders upon such exchange.

Ranking

Except as otherwise required by law, the Notes will be pari passu with an Accounts Receivable Facility (the "A/R Facility") that may be entered into by the Company (with outstanding amounts not to exceed the lesser of U.S. $3 million or 65% of "eligible receivables" (to be defined in the Definitive Documents)) and senior to all other indebtedness for borrowed money and debt securities of the Company and its operating subsidiaries.

Guarantee and Security

The Notes will be subject to guarantee and security provisions satisfactory in all respects to the Investors. The Investors currently contemplate that, to the extent legally permissible and practical under the circumstances, the security arrangements will include provision of guarantees by all of the Company's operating subsidiaries (the "Guarantors"), liens over assets of the Company and of the Guarantors and relevant pledges of the stock in the Guarantors.

The Investors also contemplate that a security trustee will hold the security in trust for the Noteholders.

Information Rights

The Company will furnish to each Noteholder, and to each person that holds Ordinary Shares issued upon conversion of the Notes (a "Qualified Shareholder"):

     - prior to the time that a Trading Market (as defined below) exists, monthly management reports of the Company, in form and substance consistent with those reports currently furnished to Directors, within 30 days after the end of each month;

     - annual consolidated (and, prior to the time that a Trading Market exists, non-consolidated) financial statements of the Company, audited by an internationally recognized accounting firm, within 120 days after the end of each fiscal year; and

     - copies of all filings made under the securities laws of Bermuda, the United States and any other applicable jurisdiction, and copies of all filings made under the rules of any stock exchanges or other applicable self regulatory organizations, to the extent such filings are not otherwise promptly and readily available to the public.

A "Trading Market" will be deemed to exist if the Ordinary Shares are registered under the Securities Exchange Act of 1934 ("Exchange Act") or comparable securities laws of the United Kingdom and listed on the New York Stock Exchange or the London Stock Exchange or traded on the NASDAQ Standard 3 Marketplace, or are otherwise traded in a manner that has been determined to be a Trading Market by the Board of Directors of the Company with the consent of either:

     - prior to the Conversion Date, holders of a majority in principal amount of the Notes outstanding at the time that such consent is given; or

     - following the Conversion Date, holders of a majority of the Ordinary Shares of the Company held by Qualified Shareholders.

Change of Control Put Right

Following any "change of control" of the Company (as to be defined in the Definitive Documentation), the Company will be required to offer to repurchase outstanding Notes at a purchase price in cash equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest to the date of repurchase (the "COC Put Price"). Within 5 business days following a change of control, the Company will be required to mail a notice to each Noteholder stating:

     - that a change of control has occurred and that such Noteholder has the right to require the Company to purchase such Noteholder's Notes at the COC Put Price;

     - the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

     - the procedures reasonably determined by the Company, consistent with the terms of the Notes and related documentation, that a holder must follow to have its Notes repurchased.

SPECIAL CORPORATE GOVERNANCE PROVISIONS

Corporate Actions

The Term Sheet provides that the Company will be restricted from taking Corporate Actions without first obtaining certain Noteholder or, as applicable, Qualified Shareholder approvals.

Prior to the Conversion Date (as defined herein) the Company will be restricted from taking any Corporate Actions identified under the caption "Covenant" in the Term Sheet without the consent of a majority of the then outstanding principal amount of the Notes (the "Majority Noteholders").

After the Conversion Date, various actions identified under clause (4) under the caption "Increase in the Number of Directors and Amendments to Bye-Laws" in the Term Sheet were expressed to require the affirmative vote of a majority of the votes cast at a general meeting or the approval by written consent of the holders of a majority of the Ordinary Shares.

As noted under the section Investor Rights/Issuance of Special Share in the Chairman's Letter in Part 1 of this document, a modification to the Term Sheet has been agreed whereby, after the Conversion Date, the Corporate Actions will effectively require: (i) the affirmative vote of a majority of the votes cast at a general meeting by the holders of a majority of the Ordinary Shares held by the Qualified Shareholders, or (ii) the approval by written consent of the holders of a majority of the Ordinary Shares held by the Qualified Shareholders. All such rights with respect to the Corporate Actions will terminate on the Rights Termination Date.

Appointment of Directors

On or shortly after Closing, it is anticipated that the Board will comprise of nine Directors six of whom will be independent. The Directors on Closing are expected to be: (i) the current six Directors (two of whom are affiliated with Morgan Stanley); (ii) two new independent directors selected by, but independent of the Investors (the "New Independent Directors"); and (iii) one new Director appointed by and a representative of the Investors.

However, at any time after Closing, and up until the Rights Termination Date, the Investors (and their transferees) will effectively have the right to increase the size of the Board and to appoint a number of Directors sufficient to cause a majority of the Board to be designees of the Investors (and their transferees). Up until such time, the holders of a majority in principal amount of the Notes and, post the Conversion Date, the holders of a majority of the Ordinary Shares held by Qualified Shareholders, will be entitled, on giving the secretary of the Company written notice, to replace any of the Investors' existing Director appointees (including for this purpose the two affiliates of Morgan Stanley that currently are Directors (and their successors), but excluding the New Independent Directors) and/or appoint (and subsequently remove and replace) additional Directors until the Board reaches 13 in number. Thus, following Closing, and until the Rights Termination Date, the Investors (and their transferees) will have the ability to appoint and/or replace 7 out of a total of 13 Directors. Any Director so appointed may be an employee, officer or other representative or affiliate of the Investors (or, as appropriate, their transferees).

OTHER TERMS OF THE PROPOSED FINANCING

The following is a brief summary of various other terms of the Definitive Documents as contemplated by the Term Sheet.

Investment Agreement

Among other things, the Investment Agreement contemplated by the Term Sheet (the "Investment Agreement") will include pro rata/ pre-emptive rights in favor of the Investors,

Noteholders and Qualified Shareholders with respect to the sale or ownership of Ordinary Shares or similar securities, various representations and warranties to be given by the Company, conditions to Closing and certain indemnification obligations.

Shareholders

The Term Sheet contemplates that the Company, the holders of Notes and holders of Ordinary Shares into which the Notes can be or are converted will enter into a Shareholders Agreement (the "Shareholders Agreement") pursuant to which the holders will agree to be subject to tag-along and drag-along rights in favor of the other such holders. In addition, the Shareholders Agreement is expected to provide that holders of Notes will have rights of first refusal if another holder of Notes proposes to sell any Notes to a non-affiliated third party, other than pursuant to an exercise of registration rights or pursuant to an exercise of tag-along or drag-along rights.

The Shareholders Agreement is also expected to contain customary restrictions on the disclosure by holders of Notes and Ordinary Shares into which the Notes can be converted of confidential information regarding the Company and to further provide that any such holder that is eligible to receive confidential information and intends to trade in securities of the Company will be permitted to notify the Company of such intention and request that the Company cease to provide confidential information (other than Rule 144A information described below) to such holder.

The Shareholders Agreement is also expected to provide that at any time:

     - prior to the Conversion Date that one Investor, together with such Investor's affiliates (collectively, the "Majority Investor"), holds at least a majority of the outstanding principal amount of the Notes, a majority of the outstanding principal amount of the Notes held by Investors excluding the aggregate principal amount of the Notes held by the Majority Investor shall be sufficient to cause the designation, election, removal and replacement of two of the Investor-Appointed Directors (which directors shall be identified at the time of the initial appointment, and are referred to as the "Minority Directors"); and

     - from and after the Conversion Date (and until such time as the minority investors (being Ahab Capital Management, Inc., CFSC Wayland Advisers, Inc., Varde Partners, Inc and certain affiliated entities, the "Minority Investors") collectively beneficially own less than 10% of the Ordinary Shares of the Company) that one Investor, together with such Investor's affiliates holds at least a majority of the outstanding Ordinary Shares, the Minority Investors may cause the designation, election, removal and replacement of such Minority Directors; and

     - prior to the occurrence of a Liquidity Event, any Original Holder (as defined to include the Investors and their Affiliates) that beneficially owns more than 35% of the Ordinary Shares, excluding Ordinary Shares issuable upon conversion of the Notes, shall vote all Ordinary Shares owned by such Original Holder in a manner that is proportionate to the voting of holders of the remaining Ordinary Shares.

The Shareholders Agreement is also expected to provide that until the Minority Investors collectively beneficially own less than 10% of the Ordinary Shares of the Company, each of the minority Investors will also have the right to appoint one non-voting representative who shall be allowed to attend all meetings of the Company's Board of Directors, and that the Minority Investors and their representatives will enter into customary confidentiality agreements.

Registration Rights Agreement

The Term Sheet contemplates that the Company will enter into a registration rights agreement with respect to the Notes and the Ordinary Shares into which the Notes can be converted (the "Registration Rights Agreement"). The Registration Rights Agreement will provide that each Noteholder that has acquired Ordinary Shares upon conversion of Notes shall be entitled to demand registration, at the expense of the Company, of all or any portion of the Ordinary Shares held by such Investor as follows:

     - at any time that the Company is subject to the provisions of the Exchange Act upon the request of Investors holding at least 10% of the Ordinary Shares; and

     - at any time that the Company is not subject to the provisions of the Exchange Act, upon the request of Investors holding at least a majority of the outstanding Ordinary Shares.

The Registration Rights Agreement will provide that upon the request of holders of at least a majority of the original principal amount of the Notes, the Noteholders shall be entitled to demand one registration of the Notes, and each Noteholder shall be entitled to include all of its Notes in such registration. Each Noteholder or Qualified Shareholder shall be entitled to demand no more than two registrations with respect to Ordinary Shares, and such persons in the aggregate shall be entitled to demand no more than four registrations with respect to Ordinary Shares. Holders shall also have customary "piggyback" rights with respect to other registration statements filed by the Company. Transferees of the Notes are considered Investors for these purposes.

POSSIBLE EFFECTS OF PROPOSED FINANCING

Impact of Security Arrangements

Security for the Company's obligations under the Notes will be provided by a security package which will encumber substantially all of the Company's network assets in favour of the Noteholders or prohibit the granting of any lien or encumbrance other than as expressly permitted.

In the event of a bankruptcy or insolvency of the Company and its principal operating subsidiaries, the Noteholders will generally have priority over the holders of Ordinary Shares. As a result, in such event holders of Ordinary Shares may receive little or no recovery in respect of their Ordinary Shares.

Impact of Special Corporate Governance Provisions

The effect of the rights conferred on the Investors with respect to the approval of Corporate Actions and appointment of Directors will constitute an effective change of control of the Company. Such rights will enable the Investors and their transferees, collectively to control the Board of Directors of the Company. This, together with their effective veto powers over Corporate Transactions, will enable the Investors (and/or their transferees) effectively to control the Company until the Rights Termination Date. At the time of Closing, Morgan Stanley will be the Majority Investor and, as such, will at that time be in a position to determine the outcome of any vote that is required of the Noteholders. If Morgan Stanley does not dispose of a significant portion of its Notes or Ordinary Shares acquired upon exercise of the Notes, then Morgan Stanley would remain as the Majority Investor following the Conversion Date, and as such would at that time be in a position to determine the outcome of any vote that is required of the Qualified Shareholders.

Following conversion of the Notes, even after the Rights Termination Date, the Investors will own a substantial majority of the Ordinary Shares, assuming that the Company has not issued shares other than on conversion of Notes

Impact of Conversion of the Notes

Any issuance of the Ordinary Shares that will be issuable upon conversion of the Notes may very substantially increase the number of Ordinary Shares outstanding. The issuance of a large number of additional Ordinary Shares, or even the prospect of such issuance in the future, could have a depressive effect on the market price of, and reduce trading activity in, the outstanding Ordinary Shares. Such downward pressure could in turn encourage short sales or similar trading with respect to the Ordinary Shares which could in itself place further downward pressure on the outstanding Ordinary Shares.

If all of the Notes are converted in accordance with their terms, the number of Ordinary Shares outstanding will increase substantially, significantly diluting the proportionate ownership interests and voting power of the existing holders of Ordinary Shares who do not own Notes. Adjustments to the conversion price of the Notes, or payments of interest on the Notes in the form of additional Notes, would further dilute the proportionate ownership interests and voting power of the existing holders of Ordinary Shares who do not own Notes.

Holders of the Notes will become significant holders of the Ordinary Shares upon conversion of all or a large portion of the Notes and as such will have significant voting power with respect to their Ordinary Shares.

Impact of Variable Conversion Price

In general terms, the higher the total equity value of the Company on a given date, the higher the Conversion Price, and vice versa. Accordingly, at higher total equity values of the Company on a given date, the number of Ordinary Shares issuable upon conversion of the Notes is lesser (as the Conversion Price increases), and at lower total equity values of the Company on a given date, the number of Ordinary Shares issuable upon conversion of the Notes is more (as the Conversion Price decreases).

For example, as of March 2, 2004, there were 10,730,000 Ordinary Shares outstanding. Assuming that:

     - the Investors purchase the Notes for aggregate gross proceeds to the Company of U.S. $50 million;

     - the number of Ordinary Shares stated above is the total number outstanding on a given date; and

     - all of the Notes are converted into Ordinary Shares at the conversion prices set forth below on such given date;

the number of Ordinary Shares outstanding immediately following such conversion would be the number set forth opposite each such conversion price, of which the Investors by virtue of such conversion of the Notes (and in addition to any Ordinary Shares owned by Investors other than as a result of the conversion of the Notes) and shareholders owning Ordinary Shares immediately prior to any such conversion of Notes would own the percentage of outstanding Ordinary Shares set forth opposite each such conversion price.

                     Ordinary Shares
Conversion Price       outstanding       Investor %     Non-investor %
----------------     ---------------     ----------     --------------
      0.75             77,396,667           90%              10%
      0.87             68,298,807           88%              12%
      1.10             56,098,278           86%              14%
      1.38             46,918,005           83%              17%
      1.68             40,416,576           77%              23%
      2.00             35,730,000           75%              25%
      2.29             32,544,994           75%              25%
      2.54             30,408,136           73%              27%
      2.76             28,848,555           72%              28%
      2.96             27,642,662           71%              29%
      3.14             26,670,488           70%              30%
      3.30             25,861,769           69%              31%
      3.46             25,172,531           68%              32%
      3.61             24,573,787           67%              33%
      3.75             24,045,604           66%              34%

It should be noted that, going forward, the ownership percentage set forth in this table would be impacted by, among other things, any issuance of additional Notes by the Company as payment for interest due on the then outstanding principal amount of the Notes, and by the issuance of additional Ordinary Shares pursuant to the equity compensation plan contemplated under the Term Sheet as being established for the benefit of the Company's senior management - see under PROPOSED FINANCING in Part I of this document.

CLOSING CONDITIONS

The Term Sheet also provides that closing of the Proposed Financing is subject to the satisfaction or waiver of the following conditions:

     - satisfactory completion of due diligence on the Company and its subsidiaries (including business, legal, financial, accounting and tax) of a nature and scope satisfactory to the Investors in their sole discretion, and the Investors' satisfaction with the current business plan of the Company (in the updated form delivered to the Investors on January 27, 2004), including the Company's progress with respect to the business plan, and the absence of any substantial expenditure or commitment of cash that is not contemplated by such business plan;

     - a mutually satisfactory set of definitive agreements setting forth the terms contained in the Term Sheet and containing customary representations, warranties, indemnities, covenants, opinions and conditions;

     - amendment of the Bye-Laws of the Company as described in the Term Sheet, including receipt of all approvals of shareholders required to so amend the Bye-Laws;

     - receipt of all necessary corporate approvals (including due authorisation of the issuance of the Notes);

     - receipt of any necessary third party and governmental consents, waivers and approvals;

     - no material adverse change in the Company's assets, liabilities, business, condition (financial or otherwise), results of operations or prospects, or that in any other manner would be expected to adversely affect the interests of the Investors, from January 27, 2004;

     - execution and delivery by the Company and Lucy Woods, the Company's Chief Executive Officer, of an employment agreement in form and substance satisfactory to the Investors;

     - receipt by the Board of Directors of the Company of a satisfactory fairness opinion from an independent financial advisor; and

     - other customary closing conditions for a transaction of this nature, including receipt of satisfactory legal opinions from Company counsel.

PART III - RIGHTS OF THE SPECIAL SHARE AND BYE-LAW AMENDMENTS

The existing Bye-Laws are proposed to be amended at the SGM to provide for the rights to be attached to the Special Share which will be created at the SGM. Certain other amendments to the Bye-Laws, which are consequential to the creation of the Special Share or are required under the Term Sheet for the purposes of implementing the Proposed Financing, shall also be proposed at the SGM.

RIGHTS OF THE SPECIAL SHARE

Subject to the passing of Resolutions 3 and 4 set out in the Form of Proxy accompanying the notice of the SGM and subject to Closing, the Bye-Laws will be amended to reflect the rights of the Special Share. The following describes these rights which will attach to the Special Share.

Voting and Quorum at General Meetings

The registered holder of the Special Share (the "Holder") will have the right to receive notice of and to attend general meetings of the Company. The Holder shall have the right to speak at a general meeting.

The Company will be restricted from taking certain actions without the approval of the Holder. These actions, set out under the caption "Covenant" in the Term Sheet (collectively, the "Corporate Actions"), will be specifically identified in the Bye-Laws and will include the issue of or repurchase of debt or equity securities, payment of dividends, incurring of indebtedness, certain transactions with affiliated entities, mergers, amalgamations, or similar transactions, certain leases or sales over a certain value, the grant of security interests, the acquisition of assets or subsidiaries over a certain value, amendment to the Company's Memorandum of Association or Bye-Laws, actions related to the Company's Chief Executive Officer, and a change to the size of the Board or certain levels of capital expenditures.

To the extent that, under Bermuda law, a Corporate Action requires the passing of a resolution of the Shareholders of the Company in a general meeting, the requisite quorum for such general meeting will be the presence, in person or by proxy, of the Holder. Further, the Special Share will carry weighted voting rights in relation to the resolution to approve the taking of such Corporate Action, so that a vote cast by the Holder is equivalent to nine votes for every one cast by any other holder of Ordinary Shares on a poll.

To the extent that Bermuda law does not require a Corporate Action to be approved by resolution of the shareholders of the Company passed at a general meeting, the Company may take such Corporate Action on receipt of a written approval and/or notice of the Holder.

The weighted voting rights described above will automatically lapse on the Rights Termination Date.

The proposed new Bye-Law 76A reflects the above voting/quorum requirements. Essentially, Bye-Law 76A(3) lists those actions (reflecting the scope of the Corporate Actions) which may not be undertaken by the Company without the consent of the Holder or, as appropriate, a Shareholder resolution passed at general meeting. In accordance with Bermuda law, it is specified that the items listed in Bye-Laws 76A(3)(e) and (j) (broadly business combinations and amendments to Bye-Laws/Memorandum respectively) will always require the consent of the Shareholders in general meeting. In order to give effect to the voting rights to be conferred on the Investors - and as described above - it is also stated that the Special Share will carry weighted voting rights on any such resolution.

Two of the items listed in Bye-Law 76A(3) include, respectively, the defined terms, "A/R Facility" and "Permitted Liens". These terms will only be ultimately defined in the final Investment Agreement documenting the terms of the Proposed Financing. Their anticipated scope is however described below.

The reference to the "A/R Facility" is included in proposed Bye-Law 76A(3)(c) which effectively prohibits, without the relevant approvals described above, the incurring of indebtedness in excess of the aggregate of the outstanding principal amount of the Notes and amounts permitted under the "A/R facility". The latter reference is intended to refer to an Accounts Receivable Facility which the Term Sheet contemplates will be entered into by the Company. While the precise terms of the "A/R Facility" as of the date of this letter have not been finalized, the Term Sheet does provide that the outstanding amounts under such facility will not exceed the lesser of $3 million or 65% of "Eligible Receivables". The eligible receivables will be defined in the final investment documentation.

The reference to "Permitted Liens" is to be found in Bye-Law 76A(3)(g), which effectively prohibits the granting by any group company of any security interest in any of its assets other than "Permitted Liens." The precise scope of this carve-out will be defined in the final Investment Agreement; it is, however, contemplated that it will cover such matters as liens or rights of set-off and retention of title provisions, as the same may arise in the normal course of trading. Certain carve-outs may, without limitation, also be required so as to reflect local law statutory requirements.

Appointment of Directors

Until the Rights Termination Date, the Holder will be entitled, by giving the secretary of the Company written notice, to replace any of the existing Investor-appointed Directors and/or appoint (and subsequently remove and replace) additional Directors so that a majority of the Board are appointees of the Investors or their transferees (or the Qualified Shareholders). For these purposes, the expected two New Independent Directors (as defined in the Term Sheet) are not deemed to be appointees of the Investors, but the two existing Directors that are affiliates of Morgan Stanley and their successors are deemed to be appointees of the Investors.

These rights are reflected in the proposed new Bye-Laws 83A through 83C. A new Bye-Law 83D is also proposed which would have the effect of disapplying the current Bye-Laws 84 and 85 for so long as the Investors and their transferees (through the Holder) retain the above-mentioned Director appointment/removal rights. Bye-Laws 84 and 85 currently provide for a staggered board, requiring half of the current board to retire from office at each annual general meeting.

Redemption of the Special Share

The Company may at any time after the occurrence of certain specified events be entitled, provided that it is lawfully able, to redeem the Special Share at par upon giving 15 days' notice in writing to the Holder. The events referred to are: (i) prior to the Conversion Date, the repayment in full of all amounts outstanding under the Notes; (ii) the receipt of a written consent to the redemption from the Holder (upon the direction of the Investor or their transferees); and (iii) following the Conversion Date, the Investors and their affiliates directly or beneficially holding less than 25% of the issued Ordinary Shares.

Other Provisions

The Holder will not be entitled to receive any dividend.

On a return of capital or a winding up, the Holder shall only receive an amount equal to the sum paid up in respect of the Special Share.

The Special Share shall not be transferable, without the Company's consent (by vote of Directors that are not affiliates of the Investors) other than to another trustee or special purpose vehicle acting on behalf of the Investors (or their transferees).

IMPACT OF THE SPECIAL SHARE ON EXISTING SHAREHOLDERS

The effect of the rights attaching to the Special Share will be an effective change of control of the Company. The rights will enable the Investors and their transferees, collectively, to control the Board of Directors of the Company. Additionally, through the exercise of the weighted voting rights attaching to the Special Share or the requirement for the Holder's written approval with respect to the Corporate Actions, the Investors or their transferees will have effective veto rights over all material corporate actions.

OTHER AMENDMENTS TO THE BYE-LAWS

Subject to the passing of Resolutions 5 and 6 set out in the Form of Proxy accompanying the notice of the SGM and subject to Closing, it is proposed that the Bye-Laws be further amended to provide for the following.

Voting and Directors' Interests

A Director who has disclosed his interest in a transaction or arrangement with the Company, or in which the Company is otherwise interested, may count toward quorum and be entitled to vote at a meeting of the Board at which such transaction is considered. The requirement for a majority of the other Directors present at the meeting to consent to such Director so voting shall be deleted from the Bye-Laws.

Notice Period for Special General Meetings

The notice period required for the convening of Special General Meetings (general meetings other than the Annual General Meeting) be reduced from 21 to 10 days. This is intended to facilitate the administration/management of the Company. The required period for Annual General Meetings shall remain at 21 days.

SHAREHOLDERS SHOULD NOTE THAT THE DESCRIPTION OF THE RIGHTS ATTACHING TO THE SPECIAL SHARE AND THE DESCRIPTION OF THE OTHER AMENDMENTS PROPOSED TO BE MADE TO THE BYE-LAWS IN THIS PART III IS INTENDED TO BE A SUMMARY OF THOSE RIGHTS AND AMENDMENTS ONLY, AND SHAREHOLDERS WHO ARE CONSIDERING THE RESOLUTIONS ARE ADVISED TO READ THE PROPOSED AMENDMENTS TO THE BYE-LAWS SET OUT IN FULL IN THE NOTICE CONVENING THE SGM SET OUT AT THE END OF THIS DOCUMENT. PLEASE NOTE THAT THE CURRENT BYE-LAWS CAN BE FOUND ON THE COMPANY'S WEB-SITE (AT WWW.VIATEL.COM/BYE-LAWS) SO AS TO ENABLE YOU TO REVIEW THE PROPOSED CHANGES IN THE CONTEXT OF THE EXISTING PROVISIONS.

PART IV - DEFINITIONS

In this document (other than Parts II and III where, in the event of conflict, the definitions employed therein will apply), the following expressions shall, unless the context requires otherwise, have the following meanings:

"Board", "Board of Directors"                the directors of the Company;
or "the Directors"

"Bye-Laws"                                   the Bye-Laws of the Company;

"Closing"                                    the closing of the Proposed
                                             Financing in accordance with the
                                             terms of the Definitive Documents;

"Conversion Date"                            the date upon which a majority in
                                             principal amount of the Notes
                                             issued at Closing have been
                                             converted into Ordinary Shares;

"Corporate Actions"                          those actions as are listed under
                                             the caption "Covenants" in the Term
                                             Sheet;

"Definitive Documents"                       the Investment Agreement and
                                             related agreements that will
                                             document the final terms of the
                                             investment contemplated by the Term
                                             Sheet;

"Financing Committee"                        the independent committee of the
                                             Board established pursuant to
                                             Bye-law 104 so as to consider the
                                             issues relating to the future
                                             funding of the Company, and to take
                                             all material decisions relating to
                                             such funding on behalf of the
                                             Company;

"Investors" or "Investor group"              each and any of Morgan Stanley,
                                             Ahab Capital Management, Inc., CFSC
                                             Wayland Advisers, Inc. and Varde
                                             Partners Inc. and certain of its
                                             affiliated entities;

"Majority Investor"                          such Investor as, together with its
                                             affiliates, holds at least a
                                             majority of the outstanding
                                             principal amount of the

                                             Notes. As at Closing, Morgan
                                             Stanley will be the Majority
                                             Investor;

"Majority Noteholder(s)"                     any person(s) which, as at the
                                             relevant time, is the holder(s) of
                                             a majority of the then-outstanding
                                             principal amount of the Notes;

"Morgan Stanley"                             Morgan Stanley & Co., Incorporated;

"Ordinary Shares"                            common shares of the Company, par
                                             value U.S. $0.01 each;

"Notes"                                      the Company's 8% Convertible Senior
                                             Secured Notes Due 2014;

"Proposed Financing"                         the Proposed Financing of the
                                             Company, through the sale and
                                             issuance of the Notes to the
                                             Investors, as contemplated under
                                             the Term Sheet;

"PwC"                                        PricewaterhouseCoopers LLP;

"Qualified Shareholder(s)"                   means the holder(s) of shares
                                             acquired upon conversion of Notes;

"Record Date"                                February 19, 2004;

"Resolutions"                                the resolutions set out in the
                                             notice of the SGM;

"Rights Termination Date"                    the date on which the Investors
                                             and/or any transferees of the Notes
                                             collectively own, directly or
                                             beneficially, less than 25% of the
                                             Ordinary Shares or, if earlier, on
                                             which the Special Share is
                                             repurchased;

"Shareholders"                               the holders of Ordinary Shares;

"Special General Meeting" or "SGM"           the special general meeting of the
                                             Company, notice of which is set out
                                             at the end of this document, and
                                             any adjournment thereof;

"Special Share"                              the new Ordinary Share to be issued
                                             with the Notes, and having the
                                             rights described in Part III of
                                             this document;

"Term Sheet"                                 the Term Sheet dated February 9,
                                             2004 between the Company and the
                                             Investors with respect to the
                                             Proposed Financing, and as the same
                                             was filed on Form 6-K dated
                                             February 9, 2004 with the U.S. SEC;

"U.S. SEC"                                   the United States Securities and
                                             Exchange Commission.

References in this document to "we", "our", "Viatel" or the "Company" refer to Viatel Holding (Bermuda) Limited and, where appropriate, its subsidiaries.

--------------------------------------------------------------------------------

                                   TERM SHEET

--------------------------------------------------------------------------------

                        VIATEL HOLDING (BERMUDA) LIMITED

                             PRELIMINARY TERM SHEET

ISSUER:                    Viatel Holding (Bermuda) Limited (the "Company").

ISSUE: 8% Convertible Senior Secured Notes Due 2014 (the "Notes," and the purchase of the Notes, the "Investment").

INVESTMENT AMOUNT:         US$50 million. Consideration is being given to a
                           total Investment Amount of US$60 million.

PURCHASERS (AND AMOUNT     Morgan Stanley & Co. Incorporated (US$33.65 million)
TO BE PURCHASED):          ("Morgan  Stanley") and Ahab Capital Management, Inc.
                           (US$3.35 million), CFSC Wayland Advisers, Inc. (US$3 million) and Varde Partners, Inc. and certain affiliated entities (US$10 million) (collectively, the "Minority Investors" and, together with Morgan
                           Stanley, the "Investors").

                           In conjunction with its ownership of Notes, each Investor shall, at all times during which it is a Noteholder, own at least one Ordinary Share (as defined below).(1)

DOCUMENTATION:             -   Investment Agreement by and among the Company and
                               the Investors.

                           - Newly issued debt securities evidencing the Notes, along with related and ancillary agreements and instruments (including, as appropriate, an indenture and pledge, guarantee and security agreements as contemplated below).

                           -   Registration Rights Agreement.

                           -   Bye-Law Amendments as contemplated below.

                           -   Shareholders Agreement.

-----------------
(1) Note: This provision will not be applicable if a new class of ordinary shares is created and issued to the Investors in connection with the transaction.

INTEREST:                  8% per annum, compounded semi-annually and payable
                           semi-annually in additional Notes or, at the option of the Company, in cash.

MATURITY DATE:             Tenth anniversary of issuance.

PAYMENT AT MATURITY:       The outstanding principal amount under the Notes,
                           along with any accrued and unpaid interest, will be payable in its entirety on the Maturity Date.

CONVERSION:                The Notes will be convertible, at the option of the
                           Noteholder, into ordinary shares of the Company, par value US$0.01 per share (the "Ordinary Shares"):

                           (1) upon the occurrence of a "Liquidity Event" (as
                               defined herein); or

                           (2) if no Liquidity Event has occurred prior to such
                               time, from and after the ninth anniversary of the closing date.

                           Notes and accrued and unpaid interest thereon may be converted in whole or in part, at a conversion price (the "Conversion Price"):

                           (1) determined by reference to the schedule attached
                               as Annex A, in the case of conversion upon the occurrence of a Liquidity Event (other than a Liquidity Event described in clause (6) of the definition of Liquidity Event); and

                           (2) in the case of conversion in the absence of a
                               Liquidity Event, or in the event of a Liquidity Event described in clause (6) of the definition of Liquidity Event, equal to US$0.75 (the "Base Conversion Price"). The Base Conversion Price shall also apply in the context of any other reference to a conversion price to be applied prior to a Liquidity Event (e.g., for determining beneficial ownership of Ordinary Shares into which Notes may be converted).

LIQUIDITY EVENTS           Liquidity Events shall include the following:

                           (1) if (A) any "person" (as such term is used in
                               Sections 13(d) and 14(d) of the Securities
                               Exchange Act of 1934 (the "Exchange Act")), other than one or more Original Holders (which will be defined in the Investment Agreement to include the Investors and their Affiliates), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of an event, including all Ordinary Shares issuable upon conversion of the Notes), directly or indirectly, of more than 50% of the total voting power of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purpose of this clause, such person shall be deemed to beneficially own any voting stock of the Company held by an entity, if such person "beneficially owns" (as defined above), directly or indirectly, more than 50% of the voting power of such entity) and (B) the Original Holders beneficially own (as defined above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Company (or such successor) than such other person (for the purposes of this clause, such other person shall be deemed to beneficially own any voting stock of a specified entity held by an entity, if such other person "beneficially owns," directly or indirectly, more than 50% of the voting power of such parent entity and the Original Holders "beneficially own," directly or indirectly, in the aggregate a lesser percentage of the voting power of such entity). In this event, the Board of Directors of the Company will determine the Fair Market Value of the Company.

                           (2) if:

                               (A) any "person" (as defined above)

                               (x) other than, or

                               (y) if, no later than 60 business days following
                                   the Event Date (as defined below), the Board of Directors of the Company (with the Directors that are affiliated with Noteholders abstaining) notifies the Noteholders that it desires such event to be a Liquidity Event, including any of the Original Holders, is or becomes the beneficial owner (as defined above, except that solely for purposes of this clause (2) such person shall be deemed not to have "beneficial ownership" of any shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of an event, through conversion of the Notes), directly or indirectly, of more than 35% of the outstanding Ordinary Shares of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purpose of this clause, such person shall be deemed to beneficially own any voting stock of the Company held by an entity, if such person "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of such entity) (the date of such event or occurrence being referred to herein as the "Event Date"); and

                               (B) in either such case, holders of a majority in
                                   principal amount of the Notes agree in
                                   writing (within 60 business days following receipt of written notice of the Event Date, together with notice of the proposed Conversion Price) that such event shall be deemed a Liquidity Event.

                           (3) the adoption by the shareholders of the Company
                               of a plan or proposal for the liquidation or dissolution of the Company, provided that holders of a majority in principal amount of the Notes then outstanding agree in writing (no later than 20 business days following receipt of written notice of adoption of such plan or proposal) that such event shall be deemed a Liquidity Event;

                           (4) consummation of a scheme of arrangement,
                               reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of the assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Ordinary Shares (or of options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares) of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 67% of the then-outstanding voting power of the corporation resulting from such Business Combination in substantially the same proportion as their ownership immediately prior to such Business Combination of the outstanding Ordinary Shares (or options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares) of the Company and (B) no person (excluding any corporation resulting from such Business Combination or any employee benefit plan or related trust of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more (on a fully-diluted basis) of the voting power of the corporation resulting from such Business Combination, except to the extent that such ownership existed prior to the Business Combination.

                           (5) if the Company effects a public offering for cash
                               of an amount of its Ordinary Shares equal to at least 20% of the Ordinary Shares of the Company and, following such offering, the Ordinary Shares of the Company are registered with the U.S. Securities and Exchange Commission pursuant to the Exchange Act or traded either on a U.S. or foreign securities exchange or in the National Association of Securities Dealers Automated Quotation System.

                           (6) there occurs an Event of Default or an Event of
                               Default is threatened by the Company, provided that holders of a majority in principal amount of the Notes then outstanding agree in writing (within 20 business days following receipt of written notice thereof) that such event shall be deemed a Liquidity Event.

COMPANY EXCHANGE RIGHT     At any time

                           (A) prior to the date that a majority of the initial
                               principal amount of the Notes has been converted into Ordinary Shares (the "Conversion Date"), if
                               (i) there has occurred a Liquidity Event and (ii) the Company has received written consent to the exchange of all Notes from the holders of a majority of the principal amount of the Notes outstanding and held by Investors at the time of the receipt of such consent; or

                           (B) following the Conversion Date,

                           the Company shall be entitled, at its option and upon 30 days' prior written notice to holders of the Notes, to exchange the Notes in whole but not in part for Ordinary Shares at the then- applicable Conversion Price.

                           In the event of a change of control, as described below, the exchange right will not become effective until after the Noteholders have had the opportunity to sell their Notes to the Company pursuant to the Change of Control Put described below, unless the Board of Directors has determined in good faith that the aggregate applicable COC Put Price that would be received by Noteholders could not reasonably be considered to be equal to or greater than the aggregate value of the Ordinary Shares that would be received by such Noteholders upon such exchange.

VALUATION FOR CONVERSION   The Board of Directors shall determine the equity
                           value of the Company in good faith based on established practice and in

PRICE CALCULATION          accordance with the guidelines set forth in Annex B.

RANKING: Except as otherwise required by law, the Notes will be pari passu with the Accounts Receivable Facility (the "A/R Facility") to be entered into by the Company (with outstanding amounts not to exceed the lesser of US$3 million or 65% of "eligible receivables" (to be defined)) and senior to all other indebtedness for borrowed money and debt securities of the Company and its operating subsidiaries.

GUARANTEE AND SECURITY:    The Notes will be subject to guarantee and security
                           provisions satisfactory in all respects to the Investors. The Investors currently contemplate that, to the extent legally permissible, the Notes will be
                           (a) guaranteed by all of the Company's operating subsidiaries (the "Guarantors") and (b) secured by liens on substantially all of the assets of the Company and the Guarantors (including, as to the Company, a pledge of all of the issued and outstanding equity of the Guarantors but excluding the accounts receivable of the Company and of the Guarantors securing the A/R Facility). The Investors also contemplate that a security trustee will hold the security in trust for the Noteholders. The
                           Company has presented for review by the Investors a proposed alternative structure.

VOTING RIGHTS:             Except as set forth below with respect to
                           "Increase in Number of Directors and Amendments to Bye-Laws" and "Covenants," holders of the Notes as such will have no voting rights. Holders of Ordinary
                           Shares issued upon conversion of Notes will have the voting rights intrinsic to such Ordinary Shares.

INFORMATION RIGHTS:        The Company will furnish to each Noteholder, and to
                           each person that holds Ordinary Shares acquired upon exercise of the Notes (a "Qualified Shareholder"):

                           (1) Prior to the time that a Trading Market (as
                               defined below) exists, monthly management reports of the Company, in form and substance consistent with those reports currently furnished to directors, within 30 days after the end of each month;

                           (2) Annual consolidated (and, prior to the time that
                               a Trading market exists, non-consolidated) financial statements of the Company, audited by an internationally recognized accounting firm, within 120 days after the end of each fiscal year; and

                           (3) Copies of all filings made under the securities
                               laws of Bermuda, the United States and any other applicable jurisdiction, and copies of all filings made under the rules of any stock exchanges or other applicable self regulatory organizations, to the extent such filings are not otherwise promptly and readily available to the public.

                           A "Trading Market" will be deemed to exist if the Ordinary Shares are (i) registered under the Exchange Act or comparable securities laws of the United Kingdom and (ii) listed on the New York Stock Exchange or the London Stock Exchange or traded on the NASDAQ Standard 3 Marketplace, or are otherwise traded in a manner that has been determined to be a Trading Market by the Board of Directors of the Company with the consent of either (x) prior to the Conversion Date, holders of a majority in principal amount of the Notes outstanding at the time that such consent is given, or (y) following the Conversion Date, holders of a majority of the Ordinary Shares of the Company held by Qualified Shareholders.

CONFIDENTIAL INFORMATION   The Shareholders Agreement will contain customary
RECEIVED BY NOTEHOLDERS    restrictions on the disclosure by Noteholders and
AND QUALIFIED              Qualified Shareholders of confidential information
SHAREHOLDERS               regarding the Company. The Shareholders Agreement
                           will further provide that any Noteholder or Qualified
                           Shareholder that is eligible to receive confidential information and that intends to trade in securities of the Company shall be permitted to notify the Company of such intention and request that the Company cease to provide confidential information
                           (other than Rule 144A information described below) to such Noteholder or Qualified Shareholder.

TRANSFERABILITY:           The Notes and the Ordinary Shares into which the
                           Notes are converted may be transferred in transactions that are exempt from Securities Act registration under Rule 144A, subject to compliance with the Right of First Refusal described below. The
                           Company will make available to qualifying purchasers for such transactions the information required to be made available to such purchasers under Rule
                           144A(d)(4).

                           The Ordinary Shares into which the Notes are converted will be transferable subject to any restrictions on transfer (including any rights of first refusal) that are or become generally applicable to holders of Ordinary Shares.

                           All transferees will be required to become parties to the Shareholders Agreement.

CHANGE OF CONTROL PUT:     Following any "change of control" of the Company (to
                           be defined in the final documentation), the Company shall be required to offer to repurchase each of the Outstanding Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, prorated to the date of repurchase (the "COC Put Price").

                           Within 5 business days following a change of control, the Company shall mail a notice to each Noteholder stating:

                           (1) that a change of control has occurred and that
                               such Noteholder has the right to require the Company to purchase such Noteholder's Notes at the purchase price stated above;

                           (2) the repurchase date (which shall be no earlier
                               than 30 days nor later than 60 days from the date such notice is mailed); and

                           (3) the procedures reasonably determined by the
                               Company, consistent with the terms of the Notes and related documentation, that a holder must follow to have its Notes repurchased.

TAG-ALONG/DRAG-ALONG       Each Noteholder and each Qualified Shareholder will
RIGHTS:                    agree to be subject to tag-along rights in favor of
                           the other Noteholders and Qualified Shareholders requiring: (1) in the event of a proposed transfer, in one or a series of related transactions (other than to an affiliate), by any Noteholder, or group of Noteholders, of Notes having a principal amount of at least US$10 million, all other Noteholders to have the ability to dispose of (on the same terms and conditions) a pro rata portion of such Noteholder's
                           Notes, and (2) at any time that a "Trading Market" does not exist, in the event of a proposed transfer, in one or a series of related transactions (other than to an affiliate), by any Qualified Shareholder of Ordinary Shares representing at least 10% of the outstanding Ordinary Shares of the Company (on a fully diluted basis), all other Qualified
                           Shareholders to have the ability to dispose of (on the same terms and conditions) a pro rata portion of such Qualified Shareholder's Ordinary Shares.

                           The Noteholders and Qualified Shareholders will also agree to be subject to drag-along rights in favor of the other Noteholders and Qualified Shareholders requiring:

                           (1) at any time that a "Trading Market" does not
                               exist, in the event of a transfer, in one or a series of related transactions (other than to an affiliate), by one or more Qualified Shareholders of Ordinary Shares representing a majority of the outstanding Ordinary Shares of the Company (on a fully diluted basis), such Qualified

                           Shareholders (if requested by such selling Investors) to sell (on the same terms and conditions) a pro rata portion of the Ordinary Shares owned by such Qualified Shareholders; and

                           (2) in the event of a transfer, in one or a series of related transactions occurring prior to the Conversion Date (other than transfers to an affiliate), by one or more Noteholder(s) of a majority of the then-outstanding principal amount of the Notes, such Noteholders (if requested by such selling Noteholders) to sell (on the same terms and conditions) a pro rata portion of the Notes owned by such Noteholders; provided, however, that if the purchase price for such "dragged-along" Notes in such transaction is less than the COC Put Price that would be payable if a Change of Control Put occurred on the date of the closing of such "drag-along" transaction (the "Minimum Price"), then the purchase price of such "dragged-along" Notes shall be increased so that it equals the Minimum Price.

RIGHT OF FIRST REFUSAL     Each Noteholder shall have a right of first refusal
                           if a Noteholder proposes to sell (a "Selling
                           Noteholder") any Notes to a non-affiliated third party (other than pursuant to an exercise of registration rights or pursuant to an exercise of tag-along or drag-along rights).

                           The Selling Noteholder(s) will send a notice (the "First Refusal Notice") of the transaction to all of the other Noteholders, including its good faith intention to transfer Notes to a bona fide third party, the identity and address of the third party, the proposed form of consideration, the number of Notes proposed to be sold, the proposed sale price and all other material terms of the transaction. Noteholders will have the ability to exercise their right of first refusal, on a pro rata basis based on the percentage of Notes held by all Noteholders other than the Selling Noteholder(s), within 10 business days from receipt of such notice. If the offer is undersubscribed, each Noteholder electing to exercise its right of first refusal shall be able to purchase a pro rata portion of the remaining Notes offered based on the percentage of Notes held by such electing Noteholder.

                           If there are any remaining Notes, the Selling Noteholder(s) may sell such Notes to the proposed third party within 120 days after the date by which the Noteholders must exercise their right of first refusal. The Selling Noteholders must sell such Notes at a price, for consideration and on terms no more favorable than those specified in the First Refusal Notice. However, any such sale shall be subject to the Transfer restrictions set forth in the Agreement. After such 120-day period, any Transfer of Notes will be again subject to a right of first refusal.

REGISTRATION RIGHTS:       The Company will enter into a Registration Rights
                           Agreement with each Investor with respect to the Notes and the Ordinary Shares into which the Notes can be converted. The Registration Rights Agreement will provide that each Investor that has acquired
                           Ordinary Shares upon conversion of Notes shall be entitled to demand registration, at the expense of the Company, of all or any portion of the Ordinary
                           Shares held by such Investor:

                           (1) at any time that the Company is subject to the
                               provisions of the Exchange Act, upon the request of Investors holding at least 10% of the Ordinary Shares, and

                           (2) at any time that the Company is not subject to
                               the provisions of the Exchange Act, upon the request of Investors holding at least a majority of the outstanding Ordinary Shares.

                           The Registration Rights Agreement will provide that upon the request of holders of at least a majority of the original principal amount of the Notes, the Investors shall be entitled to demand one registration, and each Investor shall be entitled to include all of its Notes in such registration. Each Investor shall be entitled to demand no more than two registrations with respect to Ordinary Shares, and the Investors in the aggregate shall be entitled to demand no more than four registrations with respect to Ordinary Shares. Investors shall also have customary "piggy back" rights with respect to other registration statements filed by the Company. Transferees of the Notes will be considered Investors for these purposes.

INCREASE IN NUMBER OF      The Company's Board of Directors shall, in accordance
DIRECTORS AND              with Bye-Law 83, adopt a resolution increasing the
AMENDMENTS TO BYE-         number of Directors on the Board from six to nine,
LAWS:                      such increase to be effective from and after the
                           closing date. The newly created Board vacancies will be filled by three Directors to be selected by the Investors. It is currently contemplated that two of the three Directors to be selected by the Investors
                           (the "New Independent Directors") shall have no affiliation to any of the Investors and shall otherwise qualify as independent.

                           In addition to the Bye-Law amendments that were approved by the Finance Committee of the Board of Directors and that are described in a proxy statement of the Company dated 19 November 2003 (the "November Amendments"), the Bye-Laws will be further amended to delete the proviso that was added to clause (5) of Bye-Law 97 pursuant to the November Amendments. The Bye-Laws will be further amended to provide that:

                           (1) The number of Directors shall be nine; provided,
                               however, that (x) at any time before the Conversion Date, shareholders who are holders of a majority of the then-outstanding principal amount of the Notes (the "Majority Noteholders") may by written notice to the Company demand, and
                               (y) for a period commencing on the Conversion Date and ending on the date on which the Investors beneficially own less than an aggregate of 25% of the Ordinary Shares, holders of a majority of the then-outstanding Ordinary Shares held by Qualified Shareholders may by written notice to the Company demand, that the number of Directors be increased to any number up to 13, in which case the number of Directors shall be so increased and the (x) Majority Noteholders or (y) holders of a majority of the then-outstanding Ordinary Shares held by Qualified Shareholders, as the case may be and as described in paragraph
                               (2) below, shall have an immediate power to appoint the additional Directors resulting from such increase.

                           (2) During the period commencing on the closing date
                               and ending on the Conversion Date, the Majority Noteholders, and during the period commencing on the Conversion Date and ending on the date on which the Investors beneficially own less than an aggregate of 25% of the Ordinary Shares, holders of a majority of the Ordinary Shares held by Qualified Shareholders, will be entitled to designate, elect, remove and replace (the "Investor-Appointed Directors") a number of Directors that is equal to (x) the total number of Directors on the Board of Directors (as increased in accordance with paragraph (1) above) minus (y) the total number of Directors who are on the Board at that time that are not designated by the Investors in accordance with this section.

                           (3) It shall not be necessary to elect the
                               Investor-Appointed Directors by vote in a shareholders meeting. Until the Conversion Date, the Majority Noteholders shall instead have power to appoint Directors at any time and from time to time, in accordance with paragraph (2) above, and to remove any Directors so appointed by the Majority Noteholders, in each case by written notice to the Company secretary. (For these purposes, the two current directors that are affiliates of Morgan Stanley are deemed to be appointed by the Majority Noteholders, and the New Independent Directors referred to above are not deemed to be appointed by the Majority Noteholders.) For the period commencing on the Conversion Date and ending on the date on which the Investors beneficially own less than an aggregate of 25% of the Ordinary Shares, the Qualified Shareholders shall have the power to appoint Directors at any time and from time to time, in accordance with paragraph (2) above, and to remove any Directors so appointed or appointed by the Majority Noteholders, in each case by written notice to the Company secretary.

                           (4) Effective from and after the Conversion Date, in
                               addition to matters otherwise subject to approval by resolution at a general meeting of shareholders, the following actions will require the prior approval of a majority of the votes of Ordinary Shares cast at a shareholder meeting or the approval by written consent of a majority of the Ordinary Shares without a shareholder meeting:

                               (a) Any offer, sale or issuance of any debt or
                                   equity securities of the Company or any of its subsidiaries, other than:

                                   (i)       the issuance of Ordinary Shares
                                             upon (A) conversion of the Notes or
                                             (B) exercise of options outstanding
                                             under the equity compensation plan
                                             of the Company (the "Equity Plan")
                                             that is in effect as of the closing
                                             date and that is reasonably
                                             acceptable to the Investors; or

                                   (ii)      the entry into the A/R Facility;

                               (b) Any repurchase or redemption of equity
                                   securities of the Company or any of its
                                   subsidiaries, or declaration or payment of any dividend on the Company's or any subsidiary's equity securities (other than dividends to the Company from direct or indirect wholly owned subsidiaries) or any increase in the number of shares reserved under the Company's option plans;

                               (c) Incurrence by the Company or any of its
                                   subsidiaries of indebtedness for borrowed money, or guarantees by the Company or any of its subsidiaries of indebtedness for borrowed money, that would cause the consolidated indebtedness of the Company and its subsidiaries to exceed the sum of amounts that would be permitted under the A/R Facility and the then-outstanding principal amount of the Notes; or the repayment of the outstanding indebtedness of the Company or any of its subsidiaries other than in accordance with the terms thereof;

                               (d) Transactions between the Company or any
                                   subsidiary,
                                   on the one hand, and any affiliate of the Company or any subsidiary (other than the Company or any other subsidiary), on the other hand, other than compensation of directors, officers and employees that has been approved by the Board of Directors
                                   (in the case of directors and executive officers) or pursuant to Board approved plans (in the case of other employees);

                               (e) Any merger, consolidation, recapitalization,
                                   reorganization, liquidation or dissolution of the Company or any subsidiary (other than any such transaction involving solely an internal reorganization) or any other transaction involving the sale, transfer or other disposition of all or any substantial portion of the assets of the Company or any of its subsidiaries;

                               (f) Any sale, lease, transfer or other
                                   disposition or transfer of assets of the Company or any subsidiary, in one or a series of related transactions, having a value in excess of US$1 million individually or US$5 million in any fiscal year;

                               (g) The grant by the Company or any of its
                                   subsidiaries of a security interest in any assets, including any pledge, except for Permitted Liens (to be defined in the final documentation);

                               (h) Any acquisition by the Company or any of its
                                   subsidiaries of assets, in one or a series of related transactions, having a value in excess of US$2 million;

                               (i) Hiring or firing the Company's chief
                                   executive officer;

                               (j) Any amendment to the Company's Bye-Laws or
                                   Memorandum of Incorporation;

                               (k) Any changes to the size of the Company's
                                   board of directors (other than as
                                   contemplated above); and

                               (l) Any capital expenditures exceeding US$2
                                   million individually or in excess of US$6 million in any fiscal year.

                           As amended, the Bye-Laws will be in the form attached as Annex C hereto.(2)

SHAREHOLDERS AGREEMENT     The Investors and all of their transferees shall
                           enter into a Shareholders Agreement that will provide, among other things, that:

                           (1) at any time (x) prior to the Conversion Date that
                               one Investor, together with such Investor's affiliates

------------------
(2) Annex C to be provided subsequently, but to reflect the terms described above.

                               (collectively, the "Majority Investor"), holds at least a majority of the outstanding principal amount of the Notes, a majority of the outstanding principal amount of the Notes held by Investors excluding the aggregate principal amount of the Notes held by the Majority Investor shall be sufficient to cause the designation, election, removal and replacement of two of the Investor-Appointed Directors (which directors shall be identified at the time of the initial appointment, and are referred to herein as the "Minority Directors"), and (y) from and after the Conversion Date (and until such time as the Minority Investors collectively beneficially own less than 10% of the Ordinary Shares of the Company) that one Investor, together with such Investor's affiliates holds at least a majority of the outstanding Ordinary Shares, the Minority Investors may cause the designation, election, removal and replacement of such Minority Directors; and

                           (2) prior to the occurrence of a Liquidity Event, any
                               Original Holder that owns more than 35% of the Ordinary Shares shall vote all Ordinary Shares owned by such Original Holder in a manner that is proportionate to the voting of holders of the remaining Ordinary Shares.

OBSERVER RIGHTS            Until such time as the Minority Investors
                           collectively beneficially own less than 10% of the Ordinary Shares of the Company, each of the Minority
                           Investors shall have the right to appoint one non-voting representative who shall be allowed to attend all meetings of the Company's Board of Directors. The Minority Investors and their representatives shall sign customary confidentiality agreements.

ANTI-DILUTION PROVISIONS:  The instruments governing the Notes will include anti-dilution adjustments to the Conversion Price, including without limitation, upon the occurrence of:

                           (1) issuances by the Company of Ordinary Shares or
                               options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares, or of securities convertible into or exercisable for preferred shares having economic terms similar to Ordinary Shares ("Ordinary Equivalents"), other than exercises of stock options granted by the Company pursuant to the Equity Plan;

                           (2) any stock split, reclassification, subdivision,
                               combination other redistribution or
                               reclassification of Ordinary Shares or of Ordinary Equivalents;

                           (3) declaration of any dividend or other distribution
                               to holders of the Ordinary Shares (including distributions of cash, evidences of the Company's indebtedness and of any class or series of capital stock or other property) or to holders of options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares or to holders of Ordinary Equivalents; or

                           (4) any repurchase of Ordinary Shares, or of options,
                               warrants, rights or other securities convertible into or exercisable for Ordinary Shares or of Ordinary Equivalents; or

                           (5) the making by any person of a tender or exchange
                               offer for Ordinary Shares, or for options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares or for Ordinary Equivalents, at a price that is in the good faith judgment of the Board a premium to the market price.

PREEMPTIVE RIGHTS:         The Investors, Noteholders and Qualified Shareholders
                           shall have pro rata preemptive rights in the event of any sale or issuance of Ordinary Shares or of options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares or of Ordinary Equivalents, based on beneficial ownership (including with respect to Notes on as as-converted basis) of all Ordinary Shares owned or acquired as of the date of this term sheet (with respect to securities other than the Notes) and the date of the closing of the transactions contemplated hereby (with respect to Notes) by the Investors, except for issuances of Ordinary Shares upon conversion of the Notes and upon the exercise of employee stock options granted by the Company under the Equity Plan. For purposes of calculations of preemptive rights, the conversion price shall be (1) absent a Liquidity Event, the Base Conversion Price;
                           (2) if a Liquidity Event has occurred, the conversion price determined with reference to Annex A hereto.
                           The preemptive rights shall terminate effective on the date of the effectiveness of a Liquidity Event.

REPRESENTATIONS            The Investment Agreement will contain standard
AND WARRANTIES:            representations and warranties, with indemnification
                           to survive for the later of one year following closing or three months after delivery of audited financials for 2004. The Investment Agreement will also contain interim operating covenants similar to those set forth below.

COVENANTS:                 During the period commencing on the closing date and
                           ending on the Conversion Date, without the prior consent of a majority in aggregate principal amount of outstanding Notes, the

                           Company will not, and will cause its subsidiaries not to:

                           (1) offer, sell or issue any debt or equity
                               securities of the Company or any of its
                               subsidiaries, other than (A) the issuance of Ordinary Shares upon conversion of the Notes or exercise of options outstanding under the Equity Plan or (B) the entry into the A/R Facility. [Note: This may involve the creation of a new class of Company shares to be held directly by the Investors in proportion to their ownership of Notes.]

                           (2) Declare or pay any dividend on the Company's or
                               any subsidiary's equity securities (other than dividends to the Company from direct or indirect wholly owned subsidiaries);

                           (3) Incur indebtedness for borrowed money, or extend
                               guarantees of indebtedness for borrowed money, that would cause the consolidated indebtedness of the Company and its subsidiaries to exceed the sum of amounts that would be permitted under the A/R Facility and the then-outstanding principal amount of the Notes, or repay any outstanding indebtedness of the Company or any of its subsidiaries other than in accordance with the terms thereof;

                           (4) Engage in any transaction between the Company or
                               any subsidiary, on the one hand, and any affiliate of the Company or any subsidiary (other than the Company or any other wholly owned subsidiary), on the other hand, other than compensation of directors, officers and employees that has been approved by the Board of Directors (in the case of directors and executive officers) or pursuant to Board-approved plans (in the case of other employees);

                           (5) Engage in any merger, consolidation or
                               reorganization of the Company or any subsidiary (other than any such transaction involving solely an internal reorganization) or any other transaction involving the sale, transfer or other disposition of all or any substantial portion of the assets of the Company or any of its subsidiaries;

                           (6) Sell, lease, transfer or otherwise dispose or
                               transfer assets of the Company or any subsidiary, in one or a series of related transactions, having a value in excess of US$1 million individually or US$5 million in the aggregate in any fiscal year;

                           (7) Grant a security interest in any assets of the
                               Company or any of its subsidiaries, including any pledge, except for

                                Permitted Liens;

                           (8) Acquire assets, in one or a series of related transactions, having a value in excess of US$2 million;

                           (9) Replace the Company's chief executive officer with one or more persons not reasonably acceptable to the Noteholders;

                           (10) Change or amend the Company's Memorandum of
                                Incorporation or Bye-Laws in a manner that adversely affects the rights of Note holders;

                           (11) Change the size of the Company's board of
                                directors (other than as contemplated above under "Increase in Number of Directors and Amendments to Bye-Laws");

                           (12) Make any capital expenditures exceeding US$2
                                million individually or in excess of US$6 million in any fiscal year; or

                           (13) Engage in other actions customarily restricted
                                in a transaction of this nature.

EVENTS OF DEFAULT:         An Event of Default will occur if:

                           (1) The Company fails to pay an installment of interest within 3 days of the date on which the same becomes due and payable;

                           (2)  The Company fails to pay principal when due;

                           (3) The Company fails to comply with any material term, covenant or agreement contained in the Investment Agreement, the Notes or related documents and such failure remains uncured for 60 days after written notice thereof;

                           (4) The Company becomes subject to any bankruptcy, insolvency, liquidation or similar proceeding; or

                           (5) Any guarantee or collateral ceases to be valid or perfected.

PREPAYMENT:                The Notes will be prepayable at the option of the
                           Company at any time following the ninth anniversary of the closing date; provided, however, that (i) the Company must provide written notice to the Noteholders no later than 20 days prior to exercising a prepayment right and (ii) in the event of a change of control prior to or in connection with such prepayment, the prepayment price will be the greater of the price set forth above and the COC Put Price that would be payable if the holders exercised the Change of Control Put described above on the date of prepayment. Giving of a notice of prepayment will not terminate the right of Noteholders to convert such Notes, at any time prior to the effectiveness of such prepayment, into Ordinary Shares.

CLOSING CONDITIONS:        The transaction is subject to the following closing
                           conditions:

                           (1) Satisfactory completion of due diligence on the
                               Company and its subsidiaries (including business, legal, financial, accounting and tax) of a nature and scope satisfactory to the Investors in their sole discretion, and the Investors' satisfaction with the current business plan of the Company (in the form delivered to the Investors on January 27, 2004), including the Company's progress with respect to the business plan, and the absence of any substantial expenditure or commitment of cash that is not contemplated by such business plan;

                           (2) A mutually satisfactory set of definitive
                               agreements setting forth the terms contained in this Term Sheet and containing customary representations, warranties, indemnities, covenants, opinions and conditions;

                           (3) Amendment of the Bye-Laws of the Company as
                               described herein, including receipt of all approvals of shareholders required to so amend the Bye-Laws;

                           (4) Receipt of all necessary corporate approvals
                               (including due authorization of the issuance of the Notes);

                           (5) Receipt of any necessary third party and
                               governmental consents, waivers and approvals;

                           (6) No material adverse change in the Company's
                               assets, liabilities, business, condition
                               (financial or otherwise), results of operations or prospects, or that in any other manner would be expected to adversely affect the interests of the Investors, from January 27, 2004;

                           (7) Execution and delivery by the Company and each of
                               the officers of the Company named on Annex D hereto of employment agreements in form and substance that are satisfactory to the Investors;

                           (8) Receipt by the Board of Directors of the Company
                               and its Financing Committee of a satisfactory fairness opinion from an independent financial advisor;

                           (9) Other customary closing conditions for a
                               transaction of this
                               nature, including receipt of satisfactory legal opinions from Company counsel and satisfaction by the Investors with the guarantee and security provisions of the investment.

AMENDMENTS:                Amendments to the Investment Agreement will require
                           the written consent of:

                           (1) in the event of amendments occurring prior to the
                               closing, Investors representing a majority in principal amount of the Notes to be purchased pursuant to the Investment Agreement;

                           (2) in the event of amendments occurring following
                               the closing and prior to the Conversion Date, Noteholders representing a majority in principal amount of the Notes then outstanding; and

                           (3) in the event of amendments occurring following
                               the Conversion Date:

                               (a) to the extent the proposed amendment(s)
                                   adversely affect(s) the right of holders of Notes, Noteholders representing a majority in principal amount of the Notes outstanding; and

                               (b) to the extent the proposed amendment(s)
                                   adversely affect(s) the rights of holders of Ordinary Shares, Qualified Shareholders representing a majority of the Ordinary Shares acquired upon conversion of the Notes.

                           Amendments to the Notes and related documents will require the written consent of holders of a majority in principal amount of the outstanding Notes, except with respect to:

                           (1) the timing, form or amount of principal or
                               interest payments, which shall require the consent of each affected Noteholder; and

                           (2) any provision where applicable law otherwise
                               requires, which shall require such legally required consent.

COOPERATION                Unless terminated earlier by written agreement of the
AND EXCLUSIVITY;           Investors and the Company, the Company will, and will
                           cause its officers, directors, agents,
                           representatives and advisors to, negotiate exclusively with the Investors with respect to a financing transaction or investment in the Company for the earlier of 90 days from the signing of this Term Sheet or upon written notification to the Company by the Investors of the Investors' decision to no longer proceed with the investment.

                           Notwithstanding the immediately preceding paragraph, if the Company receives an unsolicited bona fide offer or proposal with respect to a potential or proposed transaction involving the Company from another entity or group (a "Potential Competing Investor") that the Financing Committee of the Company's Board of Directors reasonably determines, after consultation with its independent financial advisor and legal counsel, is more favorable to the Company and to the holders of Ordinary Shares than the transactions contemplated by this Term Sheet (a "Superior Proposal"), the Company may engage in discussions and negotiations with such Potential Competing Investor, provided, however, that if the Company intends to do so (a "termination of exclusivity") pursuant to this paragraph:

                           (i) the Company shall deliver to the Investors, no less than two business days prior to termination of exclusivity, written notice of the Company's receipt of a Superior Proposal, of the material terms and conditions of the Superior Proposal and of the Company's intent to terminate exclusivity with the Investors (the "Non-Exclusivity Notice") (it being understood and agreed that the Company shall deliver to the Investors a copy of each and every unsolicited bona fide offer or proposal received by the Company with respect to a potential or proposed transaction involving the Company from a Potential Competing Investor, regardless of whether the Financing Committee considers such proposal to be superior and regardless of whether, upon receipt of such proposal, the Company or the Financing Committee intend to exercise any rights under this paragraph);

                           (ii) Termination of exclusivity pursuant to this section shall not be deemed to terminate or affect any other provision of this Term Sheet;

                           (iii) The Company shall, within twenty-four hours of
                                 any material changes or modifications in the material terms of any such Superior Proposal, notify the Investors in writing of such changes or modifications;

                           (iv) The Company shall deliver to the Investors three days' written notice prior to entering into any oral or written agreement pursuant to which the Company incurs any liability or obligation to a Potential Competing Investor; and

                           (v) The Company shall provide to the Investors a copy of any and all confidential information provided to such Potential Competing Investor, at the time that such information is provided to such Potential
                               Competing Investor.

                           The Investors and their representatives will have full access to the Company's senior management team, books, operations, records and other materials so that the Investors can complete due diligence review.

ADVISORY FEES:             None.

FINANCING FEES:            None.

TRANSACTION FEE:           None.

OUT-OF-POCKET EXPENSES:    Whether or not the transaction contemplated by this
                           Term Sheet is consummated, the Company will reimburse each Investor within five business days of the Investor's request for all of such Investor's reasonable out-of-pocket expenses and fees, including the fees and expenses of attorneys, accountants and consultants employed in connection with the Investors' consideration, negotiation and consummation of the investment, including the Investor's due diligence on the Company and any documentation relating to the transactions contemplated by this Term Sheet. Notwithstanding the foregoing, if the transaction contemplated by this Term Sheet is not consummated, the Company shall not be required to pay more than an aggregate of US$1 million in respect of the foregoing obligation.

                           The liability of the Company hereunder shall not extend to or include any liability or sum which would, but for this proviso, cause such liability to be unlawful or prohibited by section 39 of the Bermuda Companies Act 1981.

INDEMNITY:                 By the Company of the Investors from any legal
                           actions arising in connection with the Investment or the pursuit of an investment or otherwise in connection with this Term Sheet, or in connection with the breach of any representation of the Company as set forth above or in the documentation to be entered into pursuant to this Term Sheet; provided, however, that:

                           (1) the liability of the Company hereunder shall not
                               extend to or include any liability or sum which would, but for this proviso, cause such liability to be unlawful or prohibited by section 39 of the Bermuda Companies Act 1981; and

                           (2) The Company shall be permitted to defer payment
                               of any
                               indemnification amount, other than indemnity-related fees and expenses (which shall be reimbursed by the Company on a current basis as provided below), until the earlier of (i) the expiration of the twelve (12)-month period following the closing date of the transactions contemplated by this Term Sheet (or if the transactions contemplated by this Term Sheet do not close within three months of the date hereof, the expiration of the eighteen (18)-month period following the date hereof) and (ii) the date on which the Company becomes subject to any bankruptcy, insolvency, liquidation or similar proceeding. Interest will accrue on all payment amounts deferred pursuant to this clause (2) at a rate of 10% per annum, which amount shall be payable along with the indemnification amount upon termination of the deferral period.

                           Notwithstanding anything to the contrary herein, to the extent permitted under clause (1) above, the Company shall reimburse an Investor for all indemnity-related fees and expenses (including but not limited to legal fees) within five business days of such Investor's request for reimbursement.

CONFIDENTIALITY:           From and after the date hereof, without the prior
                           written consent of the other parties, the Investors, the Company and their respective representatives agree not to disclose the existence of this Term
                           Sheet or its contents to any other parties, nor to make any written or other public disclosures regarding this transaction, other than as required by law. Except as required by law, the Investors, the Company and their representatives will keep confidential any discussions between the Company and the Investors.

BINDING                    By executing this Term Sheet, the parties express
EFFECT AND LIABILITY:      their mutual interest in pursuing an investment
                           substantially along the lines described herein, and, solely with respect to the provisions described in the following sentence, make certain commitments to each other. The parties understand and acknowledge that, except for the obligations of the Investors and the Company in the sections entitled "Cooperation and Exclusivity," "Out-of-Pocket Expenses," "Indemnity,"
                           "Confidentiality," "Binding Effect and Liability,"
                           "Governing Law" and "Waiver and Release of Certain
                           Claims," all of which are intended to be legally binding once the parties have executed this Term
                           Sheet, this Term Sheet is not a legally binding agreement and that the failure to execute and deliver a definitive agreement will impose no liability on any of the Investors or the Company.

GOVERNING LAW:             This Term Sheet, the Investment Agreement and the
                           Notes will be governed by New York law, with exclusive jurisdiction for all disputes concerning this Term Sheet to be in the federal or state courts in the State of New York. The parties consent to the jurisdiction of the federal and state courts located in the State of New York.

WAIVER AND RELEASE OF      Each of the Company and each of the Investors
CERTAIN CLAIMS             affirmatively waives and releases any and all claims,
                           known or unknown at the time of execution of this Term Sheet, against each other party to this Term
                           Sheet that relate in any way to the negotiation, execution or delivery of this Term Sheet or the consummation of any transaction contemplated hereby.

Accepted and agreed as of [______, __]  2004,        Accepted and agreed as of [______, __]  2004,
on behalf of:                                        on behalf of:

MORGAN STANLEY & CO., INCORPORATED                   CFSC WAYLAND ADVISERS, INC.

By: ____________________________                     By: ____________________________
    Name:                                                Name:
    Title:                                               Title:

Accepted and agreed as of [______, __]  2004,        Accepted and agreed as of [______, __]  2004,
on behalf of:                                        on behalf of:

AHAB CAPITAL MANAGEMENT, INC.                        VARDE PARTNERS, INC.

                                                     By: ____________________________
By: ____________________________                         Name:
    Name:                                                Title:
    Title:

Accepted and agreed as of [______, __] 2004, on behalf of:

VIATEL HOLDING (BERMUDA) LIMITED

By: __________________________
    Name:
    Title:

                                     ANNEX A
                                CONVERSION PRICE

TOTAL EQUITY VALUE    TRANCHE C.P.    CONVERSION PRICE
------------------    ------------    ----------------
   100,000,000            0.75             0.75

   150,000,000            1.45             0.87

   200,000,000            2.14             1.10

   250,000,000            2.84             1.38

   300,000,000            3.54             1.68

   350,000,000            4.24             2.00

   400,000,000            4.43             2.29

   450,000,000            4.63             2.54

   500,000,000            4.82             2.76

   550,000,000            5.02             2.96

   600,000,000            5.22             3.14

   650,000,000            5.41             3.30

   700,000,000            5.61             3.46

   750,000,000            5.80             3.61

   800,000,000            6.00             3.75

"Total Equity Value" means the total equity value (to be defined in the final documentation) of the Company on a given date.

"Tranche" means a category of Total Equity Value. The Investment Agreement will include Tranches in increments of US$1,000,000 and corresponding Tranche C.P.s.

"Tranche C.P." means the conversion price to be applied to the corresponding category of Total Equity Value.

"Conversion Price" means the weighted average conversion price. The Conversion Price shall be the result of a fraction, (A) the numerator of which is the "SumProduct" of each Tranche times the Tranche C.P. of such Tranche, up to and including the Tranche that includes the Total Equity Value, divided by (B) the Total Equity Value. The "SumProduct" means the sum of each of such products. An example of the formula follows:

                   SumProduct (1) (Tranches; Conversion Price)
                   -------------------------------------------
                               Total Equity Value

(1) Sum Product = Multiply each Tranche by its respective Tranche C.P. and add the totals.

                                     ANNEX B
            GUIDELINES FOR VALUATION IN CONVERSION PRICE CALCULATION

     At any time that a Conversion Price must be determined, the Total Equity Value shall be determined as follows:

1. The Board of Directors shall make a reasonable, good-faith determination of the Total Equity Value and shall submit such determination (the "Board Determination") for the approval of the Majority Noteholders.

2. If the Majority Noteholders do not approve the Board Determination, then the Board of Directors, on the one hand, and the Majority Noteholders, on the other hand, shall promptly commence good-faith negotiations to arrive at a joint determination of the Total Equity Value.

3. If the Board of Directors and the Majority Noteholders do not arrive at a joint determination of the Total Equity Value within ten days of delivery by the Board of Directors to the Noteholders or by the Noteholders to the Board of Directors, as applicable, of written notice of the occurrence of an event giving rise to conversion or exchange, then no later than the fifteenth day after delivery of the written notice referenced in this clause (c), the Board of Directors and the Majority Noteholders shall refer the matter to an independent valuation expert to be selected by mutual consent of the Board of Directors and the Majority Noteholders. The determination of such independent valuation expert shall be final and binding on all parties.

4. If the circumstance giving rise to a right of conversion by Noteholders or exchange by the Company is a Liquidity Event of the nature set forth in clause (5) of the definition of "Liquidity Events," the Total Equity Value shall be determined with reference to the public offer price for the Ordinary Shares, unless the public offer price does not reasonably reflect the equity value of the Company.

5. If a Trading Market exists, the Total Equity Value shall be determined with reference to the market value of the Ordinary Shares on the Trading Market, unless such market value does not reasonably reflect the equity value of the Company.

6. Noteholders' affiliates who are members of the Board of Directors shall abstain from all Board deliberations and voting with respect to the Board's determination or negotiation of Total Equity Value.

                                     ANNEX C
                            FORM OF AMENDED BYE-LAWS

                             [INTENTIONALLY OMITTED]

                                     ANNEX D
                 COMPANY OFFICERS SIGNING EMPLOYMENT AGREEMENTS

Lucy Woods

--------------------------------------------------------------------------------
                              PwC FAIRNESS OPINION
--------------------------------------------------------------------------------

[PRICEWATERHOUSECOOPERS LOGO]

                                                  PRICEWATERHOUSECOOPERS LLP
                                                  1 Embankment Place
                                                  London WC2N 6RH
                                                  Telephone +44(0) 20 7583 5000
                                                  Facsimile +44(0) 20 7822 4652

20 February 2004

Viatel Holding (Bermuda) Limited
Inbucon House
Wick Road
Egham
Surrey TW20 OHR
UK

Members of the Board of Directors:

Viatel Holding (Bermuda) Limited (the "Company"), Morgan Stanley & Co. Incorporated, Ahab Capital Management, INC., CFSC Wayland Advisers, INC., and Varde Partners, INC. (the "Investors"), have entered into a Preliminary Term Sheet, dated as of February 9, 2004 (the "Term Sheet"), pursuant to which the Investors will invest in the Company an amount of US$50 million in exchange for the issuance by the Company to the investors of 8% Convertible Senior Secured Notes Due 2014 (the "Notes") with a face value of US$50 million (the "Transaction").

We understand that consideration is being given to a possible total investment of US$60 million being made on the same terms. In this regard, our opinion with respect to the Transaction as stated herein, will equally apply to any investment made on such terms in any amount above $50 million and up to $60 million.

You have asked us whether, in our opinion, the Transaction is fair from a financial point of view to the Company and its shareholders. Under certain circumstances described in the Term Sheet, the Investors may convert the Notes into ordinary shares of the Company, par value US$0.01 per share (the "Ordinary Shares") at a defined conversion price based on the equity value of the Company. In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2) Reviewed certain information, including internal financial statements and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company and developed a discounted cash flow analysis of the Company based on this information;

(3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above, as well as the businesses prospects before and after giving effect to the Transaction;

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is Embankment Place, London WC2N 6RH.
PricewaterhouseCoopers LLP is authorised and regulated by the Financial Services Authority for designated investment business.

[PRICEWATERHOUSECOOPERS LOGO]

(4) Reviewed the market prices and valuation multiples for the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of the Company compared them with those of certain publicly traded companies that we deemed to be relevant and drawing upon the industry expertise of PricewaterhouseCoopers;

(6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7) Reviewed the Term Sheet; and

(8) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

We are acting as an independent expert in connection with the assessment of the fairness of the Transaction from a financial point of view, to the Company and its shareholders and will receive a fee from the Company for our services. No part of our fee is in any way contingent on the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided other professional services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder of the Company as

                                                                             (2)

[PRICEWATERHOUSECOOPERS LOGO]

to how such shareholder should vote on the proposed issuance of the Notes or any related matter. We are not expressing any opinion herein as to the prices at which the Ordinary Shares may trade following the announcement or consummation of the Transaction.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction is fair from a financial point of view, to the Company and its shareholders.

Yours faithfully

/s/ PricewaterhouseCoopers LLP

                                                                             (3)

                        VIATEL HOLDING (BERMUDA) LIMITED
                                 (the "Company")

                                     NOTICE

NOTICE IS HEREBY GIVEN to all Shareholders of record on February 19, 2004 that a Special General Meeting of the Company will be held at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda on:

                        TUESDAY, APRIL 6 2004 AT 11.00 AM

                                     AGENDA

1.       Elect a Chairman, if necessary.

2.       Read the Notice convening this Special General Meeting.

3. Consider and, if thought fit, approve, subject to Closing (as defined in the Chairman's letter accompanying this Notice (the "Chairman's Letter")) taking place, an increase of the Company's share capital from U.S. $1,000,000 to U.S. $2,500,000 by the creation of 150,000,000 additional common shares of par value U.S. $0.01 each.

4. Consider and, if thought fit, approve, subject to Closing taking place, the redesignation of one unissued common share of the Company as a Special Share with the rights to be incorporated into the Bye-laws of the Company upon approval of item 5 below.

5. Consider and, if thought fit, approve, subject to Closing taking place, the amendments to the Company's Bye-laws as set out in Schedule 1 to this Notice together with and subject to such other amendments as may be proposed by the Chairman at the Special General Meeting which are consistent with the transactions described in the Chairman's Letter.

6. Consider and, if thought fit approve, subject to Closing taking place, the amendments to the Company's Bye-laws as set out in Schedule 2 to this Notice.

7. Consider and, if thought fit, approve any such other resolutions and/or amendments to the Specified Resolutions (as defined in the Proxy solicited for use at this Special General Meeting and distributed with this Notice) proposed by the Chairman to give effect to the Specified Resolutions and to allow the Company to enter into and perform the transactions described in the Chairman's Letter.

8. Consider any other business, which may properly come before the Special General Meeting.

                                                       BY ORDER of the Directors

                                                                        Director
                                                            Dated: March 5, 2004

To:        The Shareholders
Cc:        The Directors
           The Resident Representative

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                                                                              70

                                   SCHEDULE 1

                                    BYE-LAWS

                                 (AGENDA ITEM 5)

1.       (1)      In these Bye-Laws unless the context otherwise requires -

                  "AFFILIATED PERSON" means any Director who is designated by or affiliated with an Investor;

                  "A/R FACILITY" means such accounts receivable facility as may be entered into in accordance with the Investment Agreement;

                  "ALTERNATE DIRECTOR" shall have the meaning set forth in Bye-Law 92;

                  "BERMUDA" means the Islands of Bermuda;

                  "BOARD" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

                  "COMMON SHARES" means the common shares of the Company;

                  "COMPANIES ACTS" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

                  "COMPANY" means the company incorporated in Bermuda under the name of Viatel Holding (Bermuda) Limited on the 4th day of January 2002;

                  "CONVERSION DATE" means the date that a majority in principal amount of the Notes issued by the Company on the first date of issuance by the Company of Notes have been converted into Common Shares;

                  "DIRECTOR" means such person or persons as shall be appointed to the Board from time to time pursuant to these Bye-Laws;

                  "EFFECTIVE DATE" means the date these Bye-laws become effective as set out on the certification page of these Bye-laws;

                  "EQUITY PLAN" means the equity compensation plan(s) of the Company in effect as of, or after, the Effective Date that have been approved by the Investors prior to, or after, the Effective Date in accordance with the Investment Agreement;

                  "HOLDER" means the registered holder of the Special Share;

                  "INVESTMENT AGREEMENT" means the Investment Agreement entered into on or prior to the Effective Date between the Company and each of Morgan

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                                                                              71

                  Stanley & Co., Incorporated, Ahab Capital Management, Inc., CFSC Wayland Advisers, Inc., and Varde Partners, Inc. and certain affiliated entities and/or other potential Investors, relating to the issuance on the Effective Date of the Notes;

                  "INVESTOR" means any person who is registered in the Register of Noteholders as the holder of any Notes;

                  "INVESTOR-APPOINTED DIRECTORS" means any Directors appointed pursuant to Bye-Law 83B together with any and all Alternate Directors thereof and such Directors who, as of the Effective Date, are Affiliated Persons, excluding the New Independent Directors;

                  "MINORITY INVESTORS" means Ahab Capital Management, Inc., CFSC Wayland Advisers, Inc., Varde Partners and certain affiliated entities who purchase Notes;

                  "NEW INDEPENDENT DIRECTORS" means such Directors (up to two) appointed by or on behalf of the Investors pursuant to Bye-Law 83B to fill vacancies created by the expansion of the Board upon the Effective Date in accordance with the terms of the Investment Agreement, who have no affiliation to any of the Investors other than having been initially appointed by or on behalf of the Investors;

                  "NOTES" means 8% Convertible Senior Secured Notes due 2014 issued by the Company pursuant to the Investment Agreement;

                  "OFFICER" means a person appointed by the Board pursuant to Bye-Law 118 of these Bye-Laws and shall not include an auditor of the Company;

                  "ORIGINAL INVESTORS" means the persons other than the Company that are parties to the Investment Agreement and purchasers of Notes thereunder, and all affiliates of such persons;

                  "PAID UP" means paid up or credited as paid up;

                  "PERMITTED LIENS" means such liens or other security interests as may be permitted under the terms of the Investment Agreement to be granted with respect to any asset or assets of the Company;

                  "POST-CONVERSION PERIOD" means the period, if any, commencing on the Conversion Date and ending on the date on which the Original Investors collectively own directly or beneficially less than 25% of the then outstanding Common Shares on a fully diluted basis;

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                                                                              72

                  "PREFERRED SHARES" means the preferred shares in the Company created pursuant to Bye-Law 3 and subject to the rights and restrictions set out in Schedule 1;

                  "QUALIFIED SHAREHOLDER" means a holder of Common Shares that were issued by the Company immediately upon conversion of Notes held by such person, including, for the avoidance of doubt, direct and indirect transferees or assignees thereof;

                  "REDEMPTION DATE" means the date: (i) prior to the Conversion Date, on which the Company has repaid in full all amounts outstanding under the Notes; or (ii) on which the Company receives from the Holder a duly authorized written consent to the repurchase by the Company of the Special Share; or (iii) post the Conversion Date, on which the Original Investors directly or beneficially hold less than 25% of the then outstanding Common Shares;

                  "REGISTER" means the register of Shareholders of the Company;

                  "REGISTER OF NOTEHOLDERS" means the register of the holders of Notes of the Company;

                  "REGISTERED OFFICE" means the registered office for the time being of the Company;

                  "RESIDENT REPRESENTATIVE" means the person (or, if permitted in accordance with the Companies Acts, the company) appointed to perform the duties of resident representative set out in the Companies Acts and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

                  "RESOLUTION" means a resolution of the Shareholders or, where required, of a separate class or separate classes of Shareholders, duly passed at either an Annual General Meeting, a Special General Meeting or in writing in accordance with Bye-Law 49;

                  "SCHEDULE" means a schedule to these Bye-Laws;

                  "SEAL" means the common seal of the Company and includes any duplicate thereof;

                  "SECRETARY" includes a temporary or assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

                  "SHAREHOLDER" means a holder of any shares or member of the Company;

                  "SHARES" means any shares in the share capital of the Company from time to time, and includes Common Shares, Preferred Shares and the Special Share;

                  "SPECIFIED PLACE" means the place, if any, specified in the notice of any meeting of the shareholders, or adjourned meeting of the shareholders, at which the chairman of the meeting shall preside;

                  "SPECIAL SHARE" means the share of par value US $0.01 issued with the Notes having the rights set out in these Bye-Laws and as further described in Schedule 2;

                  "THESE BYE-LAWS" means these Bye-Laws including the Schedules in their present form or as amended from time to time;

         (2) For the purposes of these Bye-Laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present;

         (3) Words importing only the singular number include the plural number and vice versa;

         (4) Words importing only the masculine gender include the feminine and neuter genders respectively;

         (5) Reference to writing shall include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form;

         (6) Any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be);

         (7) In these Bye-Laws, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto; (b) the word "Board" in the context of the exercise of any power contained in these Bye-Laws includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional Board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Bye-Laws or under another delegation of the powers;

         (8) In these Bye-Laws, references to a beneficial owner or person beneficially owning or holding shares shall be construed by reference to the definition of beneficial owner as set forth in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of an event, including all Common Shares issuable upon conversion of the Notes (even if the Notes are not at that time convertible). Any underwriters acting on behalf of the Company that own Common Shares for a limited period of time in the context of an underwritten distribution of Common Shares shall not be deemed to beneficially own such Common Shares.

2. The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint; provided that the Registered Office may not be changed unless prior notice of the place of the new Registered Office has been given to the Holder in writing at least two business days before the effective date of such change.

3.1 Subject to the Companies Acts, the rights conferred on the holders of any other class of shares, and to Bye-Law 76A, any share in the Company may be issued with or have attached to it such preferential, deferred, qualified or special rights, privileges or conditions as the Company may by Resolution decide or, if no such Resolution is in effect or insofar as the Resolution does not make specific provision, as the Board may from time to time determine.

3.2 Without limiting the foregoing and subject to the Companies Acts and Bye-Law 76A, the Company may issue Preferred Shares (including any Preferred Shares created pursuant to Bye-Law 3.3) which (i) are liable to be redeemed on the happening of a specified event or events or on a given date or dates and/or (ii) are liable to be redeemed at the option of the Company and/or the holder. The terms and manner of redemption of any redeemable Preferred Shares created pursuant to Bye-Law 3.3 shall be as the Board may by resolution determine before the allotment of such shares and the terms and manner of redemption of any other redeemable Preferred Shares shall be either
         (i) as the Company may by Resolution determine or (ii) insofar as the Board is so authorised by any Resolution, as the Board may by resolution determine, in either case, before the allotment of such shares. A copy of any such Resolution or resolution of the Board for the time being in force shall be attached in Schedule 1 to (and shall form part of) these Bye-Laws.

3.3 Subject to Bye-Law 76A, the Company may, either by Resolution or by a resolution of the Board, designate any authorised but unissued shares in the Company as Preferred Shares. The rights attaching to the Preferred Shares shall be as follows:

         3.3.1 each Preferred Share shall have attached to it such preferred, qualified or other special rights, privileges and conditions and be subject to such restrictions, whether in regard to dividend, return of capital, redemption, conversion into Common Shares or voting or otherwise, as the Board may determine on or before its allotment;

         3.3.2 the Board may allot the Preferred Shares in more than one series and, if it does so, may name and designate each series in such manner as it deems appropriate to reflect the particular rights and restrictions attached to that series, which may differ in all or any respects from any other series of Preferred Shares;

         3.3.3 the particular rights and restrictions attached to any Preferred Share shall be recorded in a resolution of the Board. The Board may at any time before the allotment of any Preferred Share by further resolution in any way amend such rights and restrictions or vary or revoke its designation. A copy of any such resolution or amending resolution for the time being in force shall be annexed as Schedule 1 to (and shall form part of) these Bye-Laws;

         3.3.4 the Board shall not attach to any Preferred Share any rights or restrictions which would alter or abrogate any of the special rights attached to any other class of series of shares for the time being in issue without such sanction as is required for any alteration or abrogation of such rights, unless expressly authorised to do so by the rights attaching to or by the terms of issue of such shares; and

         3.3.5 The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered or abrogated by (i) the creation or issue of further shares ranking pari passu with them, (ii) the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them or (iii) the purchase or redemption by the Company of any of its own shares.

3.4 Subject to Bye-Law 76A, the terms of any redeemable Preferred Shares (including any redeemable Preferred Shares created pursuant to Bye-Law 3.3) may provide for the whole or any part of the amount due on redemption to be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

4. Subject to Bye-Law 76A, the Company may adopt a scheme or arrangement (hereinafter called a "shareholder rights plan") providing for the creation and issuance of rights entitling the Shareholders of the Company, or certain of them, to purchase from the Company shares of a class or assets of the Company or a subsidiary of the Company or otherwise, and the terms and conditions of such shareholder rights plan and rights may be amended or modified either (i) as the Company may in general meeting determine or (ii) as the Directors or any committee thereof may determine, such shareholder rights plan to be attached as a Schedule to these Bye-Laws.

5. Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five (75%) percent of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy the holder(s) of twenty (20%) percent or more of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

5A. For the purposes of this Bye-Law, those rights attaching to any class of shares for the time being shall not be deemed to be altered by the exercise of the rights, including without limitation the voting rights, of the Special Share as set forth in these Bye-Laws.

6. For the purposes of this Bye-Law but subject to Bye-Law 5A, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights attaching to any class of shares for the time being shall be deemed to be altered by the reduction of the capital paid up on those shares otherwise than by a purchase or redemption by the Company of such shares and by the allotment of other shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares but shall not otherwise be deemed to be altered by the creation or issue of further shares ranking pari passu therewith or by the purchase or redemption by the Company of any of its own shares.

7. Subject to the provisions of these Bye-Laws, including without limitation Bye-Law 76A, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

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                                                                              78

9. Except as ordered by a court of competent jurisdiction or, as required by law, or with respect to the Special Share, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in these Bye-Laws, or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or its estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law. The Special Share and all shares (and replacements thereof) issued upon conversion of the Notes shall be deemed to be fully paid and, accordingly, exempt from the provisions of this Bye-Law.

15. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien pursuant to Bye-Law 14 but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

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                                                                              79

16. The net proceeds of sale by the Company of any shares on which it has a lien pursuant to Bye-Law 14 shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person who was the holder of the share immediately before such sale. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

18. The Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine. The Special Share and all shares (and replacements thereof) issued upon conversion of the Notes shall be issued as fully paid as set out in Bye-Law 14, and therefore are not subject to the provisions of Bye-Laws 18-30.

21. If a sum called in respect of thea share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

34. Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable, any Shareholder, except the Holder in respect of the Special Share, may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve; provided, however, the Special Share shall be transferable to any party acting with respect to the

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                                                                              80

         Special Share solely in the capacity of trustee for the Original Investors, Qualified Shareholders and their respective transferees, as appropriate.

35. The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid, the transferee and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share.

         The restrictions on transfer authorised by this Bye-Law and Bye-Law 34 shall not be imposed in any circumstances in a way that would interfere with the settlement of trades or transactions entered into through the facilities of the Nasdaq National Market (provided that the Company may decline to register transfers in accordance with these Bye-Laws and resolutions of the Board after a settlement has taken place) or the transfer of shares in the Company pursuant to the Plan of Restructuring of Viatel, Inc. under the Chapter 11 of the United States bankruptcy code (which was consummated on 7 June 2002) by the disbursing agent appointed thereunder to the creditors of affiliates of the Company. The Board may also decline to register any transfer unless:-

         (i) the instrument of transfer is duly stamped and lodged with the Company, at such place as the Board shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer,

         (ii) the instrument of transfer is in respect of only one class of share,

         (iii) where applicable, the permission of the Bermuda Monetary Authority and any governmental body or agency in the United States or any other applicable jurisdiction with respect thereto has been obtained.

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                                                                              81

         Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law and Bye-Laws 34 and 36.

45. Subject to Bye-Law 76A, the Company may from time to time by Resolution:-

         (1) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

         (2) consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

         (3) sub-divide its shares or any of them into shares of smaller par value than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

         (4)      NOT USED;

         (5) cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

         (6)      change the currency denomination of its share capital.

         Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

47. Subject to the Companies Acts, its memorandum and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any share premium or contributed surplus account in any manner.

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                                                                              82

49.      (1)      The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when requisitioned by shareholders pursuant to the provisions of the Companies Acts, convene general meetings other than Annual General Meetings which shall be called
                  Special General Meetings.

         (2) Except in the case of the removal of auditors and Directors, anything which may be done by resolution in general meeting may, without a meeting and without any previous notice being required, be done by resolution in writing, signed by all of the Shareholders or their proxies, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) on behalf of such Shareholder, being all of the Shareholders of the Company who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution. Such resolution in writing may be signed in as many counterparts as may be necessary. Notwithstanding the foregoing, to the extent a matter requires action by or the approval of the Holder but not the other Shareholders, the Holder, as the holder of all of the shares of the relevant class (i.e. the Special Share), may take such action or provide its consent without a meeting by written notice or written consent, as applicable.

         (3) For the purposes of this Bye-Law, the date of the resolution in writing is the date when the resolution is signed by or on behalf of, the last Shareholder to sign and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this section, a reference to such date.

         (4) A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A resolution in writing made in accordance with this section shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.

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                                                                              83

54. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Subject to Bye-Law 76A and save as otherwise provided by these Bye-Laws, at least two Shareholders present in person or by proxy and entitled to vote representing the holder(s) of twenty (20%) percent or more of the issued shares shall be a quorum for all purposes; provided, however, that (i) if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum and (ii) to the extent permissible under Bermuda law and solely with respect to meetings at which any matter on which the vote of the Special Share would be controlling is proposed to be considered, the presence of the Holder (in person or by proxy) shall constitute the necessary quorum.

55. If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall, subject to compliance with the requirement as to minimum notice provided below, stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Shareholders present in person or by proxy and entitled to vote and representing the holder(s) of ten (10%) percent or more of the issued shares shall be a quorum, provided that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum. The Company shall give not less than twenty-one clear days notice of any meeting adjourned through want of a quorum and such notice shall state that the sole Shareholder or, if more than one, two Shareholders present in person or by proxy and entitled to vote and representing the holders of ten (10%) percent or more of the issued shares shall be a quorum. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved. To the extent permissible under Bermuda law, solely for the purposes of determining quorum in accordance with this Bye-Law and solely with respect to meetings and at which any matter on which the vote of the Special

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                                                                              84

         Share would be controlling is proposed to be considered, the Holder (in person or by proxy) shall be deemed to represent a holder of ten (10%) percent or more of the issued shares

57. The Resident Representative, if any, upon giving the notice referred to in Bye-Law 50 above, shall be entitled to attend any general meeting of the Company and each Director shall be entitled to attend and speak at any general meeting of the Company. The Chairman may invite any person to attend and speak at a general meeting of the Company where he considers this will assist in the deliberations of the meeting; provided, however, each Shareholder, including without limitation the Holder, shall be entitled to attend and speak at all general meetings of the Company.

58. The Chairman (if any) of the Board or, in his absence, the President shall preside as chairman at every general meeting. If there is no such Chairman or President, or if at any meeting neither the Chairman nor the President is present within ten minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the Holder (if present) together with the persons present and entitled to vote on a poll shall elect by vote on a poll one of their number to be chairman; provided that the weighted voting rights of the Special Share as provided for under Bye-Law 76A(1) shall apply in the context of any such poll.

61. Save where a greater majority or other vote is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

62. Subject to Bye-Laws 76A, 83A, 83B and 83C and to Schedule 2 to these Bye-Laws, and subject to any rights or restrictions attached to any class of shares, including without limitation, the Special Share, at any meeting of the Company, each Shareholder present in person shall be entitled to one vote on any question to be decided on a show of hands and each Shareholder present in person or by proxy shall be entitled on a poll to one vote for each share held by him provided that, if a record

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                                                                              85

         date is specified in any notice of a general meeting, in accordance with these Bye-Laws, no person other than Shareholders of record on such specified date (or their proxies) shall have the right to vote at the general meeting.

63. At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:-

         (1)      the chairman of the meeting or the Holder; or

         (2) at least three Shareholders present in person or represented by proxy; or

         (3) any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Shareholders having the right to vote at such meeting; or

         (4) a Shareholder or Shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

         The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other Shareholder entitled may demand a poll.

67. A poll demanded on the election of a chairman or the Holder, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct and he may appoint scrutineers (who need not be Shareholders) and fix a time and place for declaring the result of the poll. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

74. No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid. The Special Share and all shares (and

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                                                                              86

         replacements thereof) issued upon conversion of the Notes shall be issued as fully paid as set out in Bye-Law 14, and therefore are not subject to the provisions of this Bye-Law 74.

76A.

         (1) Notwithstanding anything to the contrary in these Bye-Laws, prior to the Conversion Date and from and after the Conversion Date during the Post-Conversion Period, the Company will not be able to undertake any of the actions set out in subparagraph (3)(e) or (j) below, without the sanction of a Resolution passed in a general meeting at which meeting the Holder must be present in person or by proxy in order for such meeting to be quorate. In addition, at any such meeting, and without prejudice to the Holder's rights under Bye-Laws 83A, 83B and 83C, the Holder shall be entitled to vote only on such actions as are set out in sub-paragraph (3)(e) and (j) below and as provided by Bye-Law 58, and the Special Share shall carry nine votes for every one vote cast by a holder of any other shares on any vote on a poll.

         (2) Notwithstanding anything to the contrary in these Bye-Laws, prior to the Conversion Date and from and after the Conversion Date during the Post-Conversion Period, the Company will not be able to undertake any of the actions set out in sub-paragraphs (3)(a) to (d) inclusive, (3)(f) to (i) inclusive and (3)(k) to (m) inclusive, and neither the Board nor any Shareholder (other than the Holder) shall have the ability to increase the exact number of Directors constituting the Board or to elect or appoint any Director to replace any Investor-Appointed Director (whether such Investor-Appointed Director vacated office as a result of death, disability, removal, resignation, retirement, expiration of term or any other reason), in each case without the prior consent in writing of the Holder, such actions being deemed to be a variation of the class rights of the Special Share.

         (3)      (a)      Any offer, sale or issuance of any debt or equity
                           securities of the Company or any of its subsidiaries, other than the:

                           (i) exercise of options outstanding under the Equity Plan;

                           (ii)     entry into the A/R Facility;

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                                                                              87

                           (iii)    issuance of shares on conversion of the
                                    Notes.

                  (b) Any repurchase or redemption of equity securities of the Company or any of its subsidiaries, or declaration or payment of any dividend on the Company's or any subsidiary's equity securities (other than dividends to the Company from direct or indirect wholly-owned subsidiaries) or any increase in the number of shares reserved under the Company's option plans.

                  (c) Incurrence by the Company or any of its subsidiaries of indebtedness for borrowed money, or guarantees by the Company or any of its subsidiaries of indebtedness for borrowed money, that would cause the consolidated indebtedness of the Company and its subsidiaries to exceed the sum of amounts that would be permitted under the A/R Facility and the then-outstanding principal amount of the Notes; or the repayment of the outstanding indebtedness of the Company or any of its subsidiaries other than in accordance with the terms thereof.

                  (d) Transactions between the Company or any subsidiary, on the one hand, and any affiliate of the Company or any subsidiary (other than the Company or any other subsidiary), on the other hand, other than compensation of directors, officers and employees that has been approved by the Board (in the case of directors and executive officers) or pursuant to Board approved plans (in the case of other employees).

                  (e) Any merger, amalgamation, consolidation, recapitalization, reorganization, consolidation, division or sub-division of shares, change in denomination of share capital, conversion of shares into redeemable shares, adoption of any "shareholder rights plan", liquidation or dissolution of the Company or any subsidiary (other than any such transaction involving solely an internal reorganization) or any other transactions involving the sale, transfer or other disposition of all or any substantial portion of the assets of the Company or any of its subsidiaries.

                  (f) Any sale, lease, transfer or other disposition or transfer of assets of the Company or any subsidiary, in one or a series of related transactions,

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                                                                              88

                           having a value in excess of US$1 million individually or US$5 million in the aggregate in any fiscal year.

                  (g) The grant by the Company or any of its subsidiaries of a security interest in any assets, including any pledge, except for Permitted Liens and any security interest granted pursuant to, or contemplated under, the Investment Agreement.

                  (h) Any acquisition by the Company or any of its subsidiaries of assets, in one or a series of related transactions, having a value in excess of US$2 million.

                  (i) The appointment, replacement or removal of any person as the Company's chief executive officer.

                  (j) Any amendment of the Bye-Laws or Memorandum of Association.

                  (k) Any changes to the size of the Board (other than as contemplated in Bye-Law 83A, 83B or 83C).

                  (l) Any capital expenditures exceeding US$2 million individually or in excess of US$6 million in any fiscal year.

                  (m) Any action permitted to be taken by the Company, the Shareholders and/or by Resolution in accordance with any of Bye-Laws 46, 47, 151(c) or 153.

                  This Bye-Law 76A shall continue to apply for so long as the Special Share is outstanding.

83A. The number of Directors constituting the Board shall be not less than two (2) nor more than thirteen (13). Prior to the Conversion Date and from and after the Conversion Date during the Post-Conversion Period (x) the Holder alone may by and upon written notice to the Company Secretary increase the exact number of Directors constituting the Board from time to time to any number up to thirteen (with such notice, and such increase, being effective immediately upon receipt of such notice either at the office at which the Secretary of the Company normally resides or at the office referred to in Bye-Law 2) and (y) neither the Board nor Shareholders other than the Holder shall have the authority to increase the exact number of Directors constituting the Board. Following the Post-Conversion Period, the exact number of Directors

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                                                                              89

                  constituting the Board shall be determined from time to time by resolution adopted by the affirmative vote of more than fifty percent (50%) of the Directors then in office.

                  This Bye-Law 83A shall continue to apply for so long as the Special Share is outstanding.

83B. Prior to the Conversion Date and from and after the Conversion Date during the Post-Conversion Period, the Holder alone will be entitled by and upon written notice to the Secretary of the Company, to elect or appoint any Directors ("Investor Designees") to fill the vacancies created by an increase in the total number of Directors on the Board made by it in accordance with Bye-Law 83A or to elect or appoint any Director to replace or fill any vacancy created by the death, disbility, removal, resignation, retirement, expiration of the term or other vacancy from office of any such Investor Designee or any Investor-Appointed Director. Any such notice, and any such election or appointment, shall become effective immediately upon receipt thereof either at the office at which the Secretary of the Company normally resides or at the office referred to in Bye-Law 2.

                  This Bye-Law 83B shall continue to apply for so long as the Special Share is outstanding.

83C. Prior to the Conversion Date and from and after the Conversion Date during the Post-Conversion Period, the Holder alone will be entitled by and upon written notice to the Secretary of the Company to remove any Investor-Appointed Directors, with such notice and such removal to become effective immediately upon receipt thereof either at the office at which the Secretary of the Company normally resides or at the office referred to in Bye-Law 2; provided, however, that the Holder (in its capacity as such) shall not be entitled to remove any non-Investor-Appointed Directors.

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                                                                              90

                  This Bye-Law 83C shall continue to apply for so long as the Special Share is outstanding.

83D Prior to the Conversion Date and from and after the Conversion Date during the Post-Conversion Period, the provisions of Bye-Laws 84 and 85 shall not apply to the Company.

                  This Bye-Law 83D shall continue to apply for so long as the Special Share is outstanding.

83E Until such time as the Minority Investors collectively beneficially own less than ten (10%) percent of the then outstanding Common Shares, each of the Minority Investors that is a beneficial owner of shares shall have the right to appoint one non-voting representative who shall be allowed to attend all meetings of the Board.

86. Except as permitted in Bye-Laws 83A and 83B, no person other than a Director retiring by rotation shall be appointed a Director at any general meeting unless:-

         (a) he is recommended by the Board or recommended, appointed or elected by the Holder; or

         (b) not less than ten nor more than twenty-five clear days before the date appointed for the meeting, notice executed by a Shareholder qualified to vote at the meeting (not being the person to be proposed) has been given to the Company of the intention to propose that person for appointment setting forth as to each person whom the Shareholders proposed to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class, series and number of shares of the Company which are beneficially owned by the person, (iv) particulars which would, if he were so appointed, be required to be included in the Company's register of Directors and Officers, and (v) all other information relating to that person that is required to be disclosed in solicitations for proxies for the election of Directors pursuant to the Rules and Regulations of the Securities and Exchange

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                                                                              91

                  Commission under Section 14 of the Securities Exchange Act of 1934 of the United States of America as amended, together with notice executed by that person of his willingness to serve as a Director if so elected.

87. Subject to Bye-Laws 83A and 83B, except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a Director at a general meeting shall be effected by a separate resolution.

89.      Subject to Bye-Laws 83A, 83B and 83C, the Company shall at the
         Annual General Meeting and may by resolution determine the minimum number of Directors, which shall not be less than two (2) and the maximum number of Directors, which shall not be more than thirteen
         (13), and may by resolution determine that one or more vacancies in the Board shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company by resolution in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill any vacancy on the Board resulting from the resignation or removal of a Director except a vacancy resulting from the increase in the size of the Board pursuant to Bye-Law 83A, or the death, disability, resignation, retirement, removal, expiration of term or any other vacancy of office of an Investor-Appointed Director which vacancy must be filled in accordance with Bye-Law 83C. A Director so appointed shall hold office only until the next following Annual General Meeting and shall not be taken into account in determining the Directors who are to retire by rotation at the meeting. If not reappointed at such Annual General Meeting, he shall vacate office at the conclusion thereof.

90. The Company may, subject to Bye-Law 83C, in a Special General Meeting called for that purpose remove a Director (other than an Investor-Appointed Director for so long as Bye-Law 83C continues to apply) provided that notice of any such meeting shall be served upon the Director concerned not less than fourteen days before the meeting and he shall be entitled to be heard at that meeting. Except with respect to Investor-Appointed Directors, for so long as Bye-Laws, 83B and 83C apply, any vacancy created by the removal of a Director at a Special General Meeting may be

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                                                                              92

         filled at the Meeting by the election or appointment of another Director in his place or, in the absence of any such election or appointment, by the Board. Prior to the Conversion Date, and after the Conversion Date during the Post Conversion Period (for so long as Bye-Laws 83A, 83B and 83C continue to apply) vacancies created by the death, disability, removal, resignation, retirement, expiration of the term or other vacancy of office of any Investor-Appointed Director may not be filled by the Board or by Shareholders other than the Holder.

92. Any Director (other than an Alternate Director) may appoint any other Director, or any other person approved by resolution of the Board and willing to act, to be an alternate director ("Alternate Director") and may remove from office an Alternate Director so appointed by him. Any appointment or removal of an Alternate Director by a Director shall be effected by depositing a notice of appointment or removal with the Secretary at the Registered Office, signed by such Director, and such appointment or removal shall become effective on the date of receipt by the Secretary. Any Alternate Director (other than one deemed to be an Investor-Appointed Director) may also be removed by resolution of the Board. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

97.      (1)      A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

         (2) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

         (3) Subject to the provisions of the Companies Acts, a Director may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any

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                                                                              93

                  body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

         (4) So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

         (5) A Director who has disclosed his interest in a transaction or arrangement with the Company, or in which the Company is otherwise interested, may be counted in the quorum and vote at any meeting at which such transaction or arrangement is considered by the Board

         (6) Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or Officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

         (7) For the purposes of these Bye-Laws, without limiting the generality of the foregoing, a Director is deemed to have an interest in a transaction or arrangement with the Company if he is the holder of or beneficially interested in one per cent or more of any class of the equity share capital of any body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate with which the Company is proposing to enter into a transaction or arrangement, provided that there shall be disregarded any shares held by such

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                                                                              94

                  Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust in which the Director is only interested as a unit holder. For the purposes of this Bye-Law, an interest of a person who is connected with a Director shall be treated as an interest of the Director.

98. Subject to the provisions of the Companies Acts, to Bye-Law 76A, and generally to these Bye-Laws and to any directions given by the Company by Resolution, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

99. Subject to Bye-Law 76A, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.

115. The Company may by Resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Bye-Laws prohibiting a Director from voting at a meeting of the Board or of a committee of the Board, or ratify any transaction not duly authorised by reason of a contravention of any such provisions.

116. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or

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                                                                              95

         employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

126. Subject to Bye-Law 76A, the Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Law 134, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

141. Any notice or other document (including a share certificate) may be served on or delivered to any Shareholder by the Company either personally or by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register or by delivering it to or leaving it at such registered address (by private air courier where applicable). In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by post shall be deemed to have been served or delivered seven days after it was put in the post, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

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                                                                              96

152. Subject to Bye-Law 76A, any resolution proposed for consideration at any general meeting to approve the amalgamation of the Company with any other company, wherever incorporated, shall require the approval of a simple majority of the votes cast at the general meeting.

153. Subject to the Companies Acts, the Shareholders may, by Resolution, which shall require the affirmative vote of the simple majority of the votes cast at a general meeting, approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda. The Shareholders, having resolved to approve the discontinuation of the Company, may by resolution further resolve not to proceed with any application to discontinue the Company in Bermuda or may vary such application as they see fit.

154. These Bye-Laws may be amended, from time to time by resolution of the Board, subject to approval by resolution at a General Meeting of the Shareholders (except where an amendment is made to these Bye-Laws pursuant to Bye-Law 3.3 in which case the approval of the Shareholders shall not be required), but in any event subject to Bye-Law 76A (and to the extent any such matters may be considered voting, as provided in Bye-Laws 83A, 83B and 83C).

                                   SCHEDULE 2

                             RIGHTS OF SPECIAL SHARE

1. The Special Share shall not be entitled to vote at, or be required to count towards the quorum of any meeting of the Shareholders, or a Class Meeting of Shareholders except as provided in the Bye-Laws, including without limitation Bye-Laws 54, 55, 58 and 76A.

2. The Special Share is being held in trust by the Holder for the benefit of the Investors, the Qualified Shareholders and their respective direct or indirect transferees, as appropriate. The Special Share shall not be transferable except to a party acting with respect to the Special Share solely in the capacity of trustee for the Investors, Qualified Shareholders and their respective transferees, as appropriate.

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                                                                              97

3. The Special Share shall not be entitled to participate in dividends and, on the winding up of the Company, the Holder shall only be entitled to the return of the par value that has been paid in respect of the Special Share.

4.       The Holder shall be entitled:-

         a. prior to the Conversion Date and from and after the Conversion Date during the Post-Conversion Period, to vote on the matters provided for in Bye-Laws 76A(3)(e) and (j) (and to the extent any such matters may be considered voting, as provided in Bye-Laws 83A, 83B 83C); and

         b. prior to the Conversion Date and from and after the Conversion Date during the Post-Conversion Period, to vote on any of the matters set out in Bye-Laws 76A(3)(a) to (d) inclusive, 76A(3)(f) to (i) inclusive and 76A(3)(k) to (m) inclusive, all of which require its prior consent in writing pursuant to Bye-Law 76A(2); and

         c. before the Conversion Date and from and after the Conversion Date during the Post-Conversion Period to increase the exact number of Directors constituting the Board from time to time to any number up to thirteen and to appoint, remove and replace Directors, in the manner provided for in Bye-Laws 83A, 83B and 83C.

5. The Special Share may be repurchased at par, at the option of the Company, upon 15 days notice in writing to the Holder, at any time on and from a Redemption Date.

6. Subject to the Bermuda Companies Acts, any vote of the Special Share may be expressed in the form of a written consent.

7. The Special Share, and the Holder, shall also have all such other rights, privileges and remedies as are specifically provided therefore in the Bye-Laws.

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                                                                              98

                                   SCHEDULE 2

                                    BYE-LAWS

                                 (AGENDA ITEM 6)

50. An Annual General Meeting shall be called by not less than twenty-one days notice in writing and a Special General Meeting shall be called by not less than ten days notice in writing; provided that any Special General Meeting called for the purpose of removing a Director shall be called by not less than twenty-one days notice. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, the nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by Bye-Laws 141 and 142 to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and to each Director, and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to him or it.

         Any Shareholder may request that a matter (other than the appointment of a new Director, the procedure for which is prescribed by Bye-Law 86) be considered at an Annual General Meeting and such matter shall be included in any notice of, and shall be considered at, an Annual General Meeting provided that: (i) the request is in writing signed by the Shareholder; (ii) the request is delivered to the Secretary at least (5) business days prior to the Board meeting convening the Annual General Meeting; and (iii) the matter to be considered is clear from the language of the request and would not, if approved, contravene the Memorandum of Association of the Company or the Bye-Laws.

86. No person other than a Director retiring by rotation shall be appointed a Director at any general meeting unless:-

         (a)      he is recommended by the Board; or

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                                                                              99

         (b) not less than five nor more than twenty-five clear days before the date appointed for the meeting, notice ==== executed by a Shareholder qualified to vote at the meeting (not being the person to be proposed) has been given to the Company of the intention to propose that person for appointment setting forth as to each person whom the Shareholders proposed to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class, series and number of shares of the Company which are beneficially owned by the person, (iv) particulars which would, if he were so appointed, be required to be included in the Company's register of Directors and Officers, and (v) all other information relating to that person that is required to be disclosed in solicitations for proxies for the election of Directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934 of the United States of America as amended, together with notice executed by that person of his willingness to serve as a Director if so elected.